ARS
P.E. 12/31/01

02031497

Isotope Solutions Group, Inc.

Annual Report for the Year Ended December 31, 2001

Isotope Solutions Group, Inc.
700 Stewart Avenue
Garden City, New York 11530

April 30, 2002

Dear Shareholders:

We are pleased to report to you the progress that we have made in the past year. We are continuing our efforts to build a model for developing new radiopharmaceuticals and conducting FDA clinical trials. We are now poised to leverage the interest generated by our accomplishments in order to move from an embryonic development stage to commercialization of our technology. Our managed medical groups continue to conduct FDA clinical trials of our technologies on our behalf.

We had a financially difficult 2001, primarily as a result of two separate events. In July 2001, the FDA granted the company permission to commence Phase 1 clinical trials using Radioactive Cisplatin in the treatment of primary liver cancer. Although this event was a tremendous technological milestone for the Company, it created an immediate need for a substantial capital infusion. In order to meet this need, we commenced a private placement of our common stock in which we sought to raise approximately five million dollars. We were successful in selling privately $500,000 in convertible promissory notes prior to the events of September 11, 2001. However, the general market retreat that worsened after the World Trade Center tragedy stalled the completion of the larger offering. We were able to raise an additional $130,000 in convertible promissory notes in December 2001. Since December 2001, we have redoubled our efforts to obtain additional financing. Now that the economy seems to be entering a mode of recovery, we are hopeful that we will be able to raise the necessary funds in order to take advantage of the momentum our business has generated.

The two medical groups we manage, Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, and Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology, have conducted Phase I and II National Cancer Institute-listed clinical trials of our colloidal P32/MAA use and delivery system in various treatment applications, including pancreatic, lung, colon, head and neck and brain cancers. These medical groups have enrolled over 115 patients in three separate studies of our colloidal P32/MAA technology. In January 2001, our patented P32/MAA technology was officially declared an FDA Phase II trial for pancreatic cancer and a Phase I/II trial for brain tumors. These clinical trial studies are presently nearing completion.

On June 4, 2001, we filed an Investigational New Drug (IND) Application with the FDA requesting permission to study Radioactive Cisplatin in primary liver cancer. On July 9, 2001, we received FDA approval to commence the clinical studies. We are presently preparing for these studies and we expect that they will commence in the summer of 2002.

Radioactive Cisplatin, our lead product candidate, is a radioactive variation of a commonly used chemotherapy drug. We own patent rights to this drug candidate for the U.S. and approximately 40 other countries (Patent No. 6,074,626, covering "Radioactive Cisplatin In The Treatment of Cancer"). We believe Radioactive Cisplatin will have several advantages over standard platinum-based chemotherapeutic agents, including enhanced effectiveness with reduced injury to healthy tissues.

Standard cisplatin is an effective and widely used chemotherapeutic agent for the treatment of various types of cancers. Cisplatin contains the element platinum and works by binding with tumor cell DNA, disrupting its reproduction and slowing the repair of radiation-induced damage. Radioactive Cisplatin represents the next step forward in the cisplatin-based treatment of cancers. By enhancing cisplatin's already well-recognized effectiveness with targeted tumor-destroying radiation, we hope to revolutionize the treatment of many cancers and the market for this well-established drug.

Radioactive Cisplatin is chemically identical to standard cisplatin except that the platinum it contains has been made radioactive. We believe that our Radioactive Cisplatin will take advantage of standard cisplatin's ability to bind directly to tumor cell DNA and deliver intense, localized radiation within solid tumors. We believe that this should minimize injury to surrounding tissues and organs. Our Radioactive Cisplatin may find future application in the treatment of many types of cancers, including liver, colon, bladder, lung, brain, gastric, head and neck, pancreatic, esophageal, gynecological, breast and prostate cancer.

In January and February 2001, we commenced a targeted local radio advertising campaign to attract patients to join our clinical trials. In March 2001, we launched a sample national radio advertising campaign aimed at pinpointing the most effective national markets for future national ad campaign efforts.

In June 2001, the Center for Molecular Medicine filed and assigned to ISI two provisional U.S. patent applications covering nine new radiopharmaceutical technologies. These nine new radiopharmaceutical technologies are all platinum-based drugs that are similar in nature to Radioactive Cisplatin. The pending applications cover three isotopic forms of the drugs Carboplatin, Iproplatin and JM216. These technologies are in an early stage of development and we cannot assure you that we will be able to develop any of them successfully.

Looking forward, our shareholders can anticipate a number of new developments:

- We have been hard at work in lining up certain key strategic partners to assist with the research, development and marketing of our pharmaceutical products.

- We believe that our Radioactive Cisplatin technology will become an important new tool in the field of oncology. We received FDA approval in July 2001 to commence clinical studies of Radioactive Cisplatin in primary liver cancer. We intend to commence these clinical studies in the summer of 2002, and then seek approval to expand our clinical program rapidly to address other common forms of cancer that may respond to this therapy.

- We are planning to upgrade and further develop the existing website that we have created for the medical groups we manage, located at http://www.cancerhelpcenter.com. We are enhancing this website to describe the various types of research and treatment offered by these medical research groups. We anticipate that the website will be made interactive to help the medical groups attract patients for our ongoing clinical trials. In addition, we are developing a second, corporate website using the registered domain name http://www.isotopesolutions.com. We are actively working with a web design group to produce a corporate website to disseminate information about our corporation, and its technologies and management clients, over the Internet. In addition, we intend to translate both our corporate website and the website we have created for the medical groups we manage into foreign languages to obtain similar information and exposure in Asia and the Middle East.

- We are preparing to file full utility U.S. patent applications covering our nine new pipeline radiopharmaceutical technologies that were the subject of the two provisional U.S. patent applications filed in June 2001.

We are embarking on an enormously exciting and important path. We believe that our technologies will have a tremendous impact on the health of cancer patients. Virtually no one is untouched by cancer, whether personally or through friends or family. We are committed to fulfilling the responsibilities of delivering progressively increasing value to our shareholders and breakthrough treatments for this devastating disease.

On behalf of ISGI, ISI and our research team, we wish you an enjoyable and a successful year.

Cordially,

JACK SCHWARTZBERG
Chief Executive Officer
and President

SHRAGIE DAVID ARANOFF
Chief Operating Officer
and Vice President

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __to __.

Commission file number 33-37674-NY

ISOTOPE SOLUTIONS GROUP, INC.

(Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)	**11-3023098** (I.R.S. Employer Identification No.)
700 Stewart Avenue, Garden City, New York (Address of principal executive offices)	**11530** (Zip Code)

Registrant's telephone number, including area code: (516) 222-7749

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
N/A	N/A

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, par value $0.001 per share.

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Check if there is no disclosure of delinquent filers pursuant to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☒

The issuer's revenues for the year ended December 31, 2001 were $954,267

The aggregate market value of voting stock held by non-affiliates of the registrant on March 20, 2002, was approximately $7,475,768. On such date, the last sale price of registrant's common stock was $1.40 per share. While such market value excludes the market value of shares that may be beneficially owned by executive officers and directors, this should not be construed as indicating that all such persons are affiliates.

As of March 20, 2002, there were 11,052,232 shares of common stock outstanding.

Documents Incorporated by Reference

The information required in Part II by Items 9, 10, 11 and 12 is incorporated by reference to the issuer's proxy statement in connection with the annual meeting of shareholders to be held in June 2002, which will be filed by the issuer within 120 days after the close of its fiscal year.

Transitional Small Business Disclosure Format (check one)

Yes ☐ No ☒

PART I

ITEM 1. DESCRIPTION OF BUSINESS

General

We were organized as a New York corporation in 1990 under the name "EDG Capital, Inc." for the purpose of investing in any and all types of assets, properties and businesses. Until we acquired Isotope Solutions Inc. ("ISI") in 2000, we had not engaged in any business operations.

On November 14, 2001, we changed our name from "EDG Capital, Inc." to "Isotope Solutions Group, Inc."

Acquisition of ISI

On September 13, 2000, we acquired Isotope Solutions Inc., a New York corporation formerly known as "Molecular Radiation Management, Inc." To effect the acquisition, all of ISI's outstanding capital stock, excluding its treasury stock, which was canceled, was converted into the right to receive an aggregate of 7,440,005 shares of our common stock, and ISI was merged into our wholly-owned subsidiary, MRM Merger Sub, Inc., with ISI being the surviving corporation. Contemporaneously with the acquisition, we effected a 2.57315-for-one stock split in the form of a stock dividend payable to shareholders of record on August 23, 2000, and raised gross proceeds of $2,100,000 in a private placement of 2,603,844 shares of common stock at a price of $.8065 per share. All share and per share numbers in this proxy statement have been adjusted to effect the acquisition of ISI and the stock split.

In connection with the acquisition of ISI, Linda Green and Seth Green resigned as members of our then existing board of directors, the board of directors was increased to six persons and Jack Schwartzberg, Shraga David Aranoff, Robert G. M. Keating, Gail Shields, Jay M. Haft and Maurice Kolodin, all nominees of the former shareholders of ISI, became the new directors to fill the vacancies on the board.

On January 5, 2001, Robert G.M. Keating and Maurice Kolodin resigned from the board and on January 15, 2001, Gail Shields resigned from the board. On January 15, 2001, the remaining directors elected Stanley F. Barshay to fill one of the vacancies on the board. The size of the board was reduced to five persons by resolution adopted at a meeting of the board held on January 22, 2001. Subsequently, on May 4, 2001, the board elected Harry Barnett to fill the remaining vacancy on the board.

Operations

Nuclear Pharmaceutical Research and Development

Cancer, Chemotherapy and Radiation Oncology

Cancer is a disease involving the reproduction and division of the body's cells. Normally, all cells divide and reproduce themselves in a controlled manner. In cancer, however, cells multiply uncontrollably and form a lump, known as a tumor, or excess white blood cells, as in leukemia. Occasionally cancer cells break away from a tumor and travel to other parts of the body through the bloodstream or the fine channels of the lymphatic system. When these cancer cells reach other parts of the body they may settle and start to develop into new tumors, known as secondary cancers or metastases.

Chemotherapy is the use of drugs to destroy cancer cells. A typical chemotherapy treatment involves the use of one or several drugs from an array of about 50 different available drugs. Chemotherapy drugs work by inhibiting a cancerous cell's ability to divide and reproduce itself, so that it eventually dies. Unfortunately, chemotherapy drugs may also affect normal cells in the body and cause unpleasant side effects that typically disappear shortly after treatment completion.

Radiation oncology is the treatment of cancer through radiation, either alone or in combination with other treatments such as surgery and chemotherapy. The goal of radiation therapy is to direct a precise amount of radiation to the tumor volume while minimizing injury to nearby healthy tissue, providing for the destruction of the tumor, while minimizing uncomfortable side effects.

Using our patents, we are developing the following two anti-cancer technologies:

Radioactive Cisplatin Technology

Barnett Rosenberg, a biophysicist at Michigan State University, first discovered non-radioactive cisplatin's potential as an anti-cancer agent in 1961. While testing electromagnetic effects on cell division, Mr. Rosenberg discovered that dichlorodiamineplatinum, a platinum-based drug known as cisplatin, blocked the division of cells exposed to the drug. Over the next 18 years, scientists worldwide researched and developed cisplatin, hoping that the drug would control cancerous cells' unchecked division. Researchers found that the drug not only slowed cell division, but also slowed the repair of radiation-induced damage, shrinking cancerous tumors, allowing more oxygen to reach cells, and sensitizing the cells to further radiation treatments. Cisplatin went on to become a top-selling cancer drug used in the treatment of many cancerous tumors.

The radioactive cisplatin used in our Radioactive Cisplatin technology, 195mPt-Cisplatin, is chemically identical to standard cisplatin except that the platinum it contains has been made radioactive. Radioactive Cisplatin is designed to deliver high doses of radioactivity directly into the tumor cells.

We believe that our Radioactive Cisplatin technology will take advantage of cisplatin's ability to bind directly to tumor cell DNA and will deliver intense, localized radiation within solid tumors. We believe that this should minimize injury to surrounding tissues and organs.

In June 2000, Dr. Stanley E. Order was granted patent No. 6,074,626 by the U.S. Patent and Trademark Office covering "Radioactive Cisplatin in the Treatment of Cancer." In March 1999, Dr. Order assigned the application for this patent to ISI in consideration for ISI's agreement to provide services under the management/license agreement between ISI and Stanley E. Order, M.D., P.C. We paid Dr. Order one dollar for the assignment of this patent. We are not obligated to pay him or his medical group any royalties in the future. As a result of this assignment, ISI owns all rights to the Radioactive Cisplatin technology described in Dr. Order's patent.

The Food and Drug Administration requires that new drugs undergo thorough clinical testing before granting approval for the marketing of the drugs. The length and number of the required studies depends on many factors, including the type of drug and the condition being treated. Another factor influencing the duration of studies is the ability to recruit, in a timely manner, a sufficient number of patients with the condition to be treated. In addition, as with all research, the outcome of research studies cannot be predicted with certainty. We describe the process for obtaining FDA approval of a new drug in more detail in the section of this prospectus entitled "Business - Government Regulation."

In July 2000, Iso-Tex Diagnostics, a Texas based radio-pharmaceutical company, informed us that it had successfully produced and tested a batch of the Radioactive Cisplatin used in our Radioactive Cisplatin technology, and it believed it would be able to provide us with the materials we will need to commence clinical trials. We do not have any formal agreement with Iso-Tex Diagnostics and obtain the Radioactive Cisplatin from them on an as-needed basis. In August 2000, the Center for Molecular Medicine retained a third party, Chesapeake Regulatory Group, to prepare an Investigational New Drug Application to file with the FDA. In May 2001, ISI entered into a similar agreement with Chesapeake Regulatory Group that replaced the agreement between the Center for Molecular Medicine and Chesapeake Regulatory Group. On June 4, 2001, ISI filed an IND with the FDA seeking permission to conduct clinical studies of the use of Radioactive Cisplatin in the treatment of liver cancer. We intend to expand the IND in the future to include clinical studies of the drug in the treatment of bladder, lung, brain, gastric, head and neck, pancreatic and esophageal cancer. We may also expand the IND to include clinical studies of the drug in the treatment of gynecological, breast, colon and prostate cancer. On July 9, 2001, we received FDA approval to commence the clinical studies. We have begun to incur significant expenses in connection with the launch of the Phase I studies, including expenses for the manufacture of Radioactive Cisplatin, quality assurance and processing costs, clinical studies administration, marketing to attract patients, website development and translation, foreign patent protection, and additional administrative personnel, office space and equipment. We expect that these costs may exceed $5,000,000 during the first year of the studies.

We will need data from a minimum of three clinical studies of our Radioactive Cisplatin technology in order to demonstrate to the FDA that this technology is safe and effective. We expect that the initial study will be a 15 patient Phase I safety study that will last up to two years. The medical groups we manage are presently preparing this Phase I study and we expect that it will commence in the second quarter of 2002. We expect that the medical groups we manage will need to conduct two Phase II studies, involving perhaps 60 patients each, to determine the proper dose, effectiveness, and safety of the technology. We expect that the Phase II studies, which may last several years, will involve various solid tumor cancers. It is possible that a Phase III study may be necessary depending on the results of the Phase II studies. Because we do not know how much research will be required in order to support approval of this technology, we cannot be certain how long it will take or how much additional costs we will incur before we can market this technology for these indications.

From 1997 through December 31, 2001, we incurred an aggregate of approximately $673,000 in research and development costs relating to our Radioactive Cisplatin technology.

Colloidal P32/MAA Use And Delivery System

Our colloidal P32 macro-aggregated albumin use and delivery system uses a protective albumin integration to allow direct injection of colloidal P32/MAA into tumors without damaging healthy surrounding tissue. Colloidal P32 is an isotope of phosphorus made into a colloid. A colloid is a substance resembling glue that is sticky to human tissue. In addition, as a colloid the particles of P32 are larger in size so that they cannot circulate within the body as easily as the non-colloidal form. Macro-aggregated albumin is derived from human albumin, which is a normal protein in the blood. The albumin is heated slightly to make it into larger particles. The direct injection of colloidal P32/MAA can deliver over 300 times the normal radiation dosage available through conventional external beam radiation without debilitating side effects. Moreover, the radioactive albumin is distributed evenly throughout the tumor to microscopic cells that are often unreachable with standard radiation methods.

In June 1995 Dr. Stanley E. Order was granted patent No. 5,424,288 by the U.S. Patent and Trademark Office covering a "Method of Treating Solid Tumor Cancers Utilizing Macro Aggregated Proteins and Colloidal Radioactive Phosphorus." In July 1996 Dr. Order was granted Patent No. 5,538,726 by the U.S. Patent and Trademark Office covering a "Method and Compositions for Delivering Cytotoxic Agents to Cancer." In March 1999 and August 2000, Dr. Order formally assigned patents Nos. 5,424,288 and 5,538,726 to ISI in each case in consideration for ISI's agreement to provide services under the management/license agreement between ISI and Stanley E. Order, M.D., P.C. Both of these patents had been orally assigned to ISI by Dr. Order in December 1997 when the parties entered into the management/license agreement. We paid Dr. Order one dollar for the assignment of each of these patents. Dr. Order assigned the patents to us because we agreed to help him establish a practice and to provide the space, supplies, equipment and working capital advances, pursuant to the management/license agreement, to enable him to do so. We are not obligated to pay him or his medical group any royalties in the future. As a result of these assignments, ISI owns all rights to the colloidal P32/MAA technology described in Dr. Order's patents.

The Center for Molecular Medicine and Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology, have used our colloidal P32/MAA use and delivery system to assist in treating lethal cancers. In addition, one other center conducting clinical trials in the United States and two other centers conducting research in Europe are using the technology with our permission. In the United States, Dr. Gary Stillwagon, M.D., of Northside Hospital in Johnston Ferry, Georgia, and in Europe, The Department of Radiology, Oncology & Clinical Immunology of Uppsala University in Uppsala, Sweden, and the Department of Radiation Oncology and Nuclear Radiation of the Institut Jules Bordet, Centre des Tumeurs de l'Universite Libre de Bruxelles in Brussels, Belgium, are conducting research using the colloidal P32/MAA technology. We do not have any written agreements with these centers.

The medical groups we manage have conducted Phase I and II National Cancer Institute-listed clinical trials of our colloidal P32/MAA use and delivery system in various treatment applications, including pancreatic, lung, colon, head and neck and brain cancers.

The medical groups we manage have enrolled over 115 patients in three separate studies of our colloidal P32/MAA technology. One study, a Phase II study involving pancreatic cancer that has not previously been treated using other methodologies, is nearing completion. We expect that a second Phase II study, involving pancreatic cancer that has previously been treated using other methodologies, will be completed in approximately two years. We expect that the third study, a Phase I study involving brain cancer, will be completed in approximately three to six months. We expect that Phase II studies in brain cancer, which will follow the Phase I study, will take an additional two to three years. The researchers in the medical groups we manage are continuing to accrue and treat patients in the Phase II study of pancreatic cancer that has not previously been treated with other methodologies and are analyzing the data gathered in the study. Once patient accrual and treatment and data analysis are complete, we intend to approach the FDA regarding the adequacy of this data to support approval of the product for this indication. We intend to approach the FDA regarding the adequacy of the data from the other Phase II studies once the studies and the analysis of the data gathered in the studies have been completed. It is possible that the FDA may require that a Phase III study be conducted for one or more of these indications. Because we do not know how much additional research will be required in order to support approval of this technology for each of these indications, we cannot be certain how long it will take or how much additional costs we will incur before we can market this technology for these indications.

The studies being conducted by the Center for Molecular Medicine and the Center for Neuro-Oncology have included the treatment of non-resectable (non-removable) pancreatic cancer, high-grade brain tumors, non-small cell lung cancer, recurrent colon cancer and head and neck tumors. In conjunction with these studies, physicians associated with these groups have conducted more than 650 colloidal P32/MAA infusion procedures during the past ten years. The Phase I/II clinical trials of our colloidal P32/MAA brachytherapy treatment for non-resectable pancreatic cancer and other solid tumors have produced promising results. Brachytherapy means short distance therapy and refers to the fact that isotopes can be used for therapy in a limited area of the body. Phase I results achieved a median survival of one year, comparing favorably with Gemzar(R), a chemotherapeutic drug produced by Eli Lilly and Company that has a 5.7-month median survival. Subsequently, the ongoing Phase II study has yielded significant interim data. The two longest pancreatic cancer survivors in Phase II are cancer free more than five and six years, respectively, after receiving treatment.

Research Expenses

From 1997 through December 31, 2001, we incurred an aggregate of approximately $1,925,000 in research and development costs relating to our colloidal P32/MAA technology.

Although we provide the medical groups with the supplies they need to conduct the clinical studies, we recoup the costs of these supplies through the management fees we receive from the medical groups. The medical groups bill the patients participating in the studies for the treatments they are given. Consequently, the patients, and their insurance companies, provide revenue to the medical groups, who in turn pay us management and licensing fees, thus providing partial funding in support of the clinical studies of our nuclear pharmaceuticals. If we were to conduct this research on our own, without the medical groups, the costs would be prohibitive since they would not be offset by the license fees and management fees derived from the treatment of patients that we receive from the medical groups.

The medical groups receive payment by the patients' insurance companies and other payors for treatments and procedures that, while part of the study being conducted, are accepted treatments and procedures that would normally be a part of the treatment protocol for these patients in the absence of the drug or methodology being studied. For example, a patient participating in the study may receive treatments of colloidal P32/MAA, radiation and chemotherapy. The medical groups would receive payment for the radiation and chemotherapy treatments, and for the application of the colloidal P32/MAA.

Prior to November 2000, the Center for Molecular Medicine and the other medical groups conducting clinical studies of colloidal P32/MAA also charged patients for the colloidal P32/MAA administered to them. In November 2000, the FDA asked Dr. Stanley Order to submit an Investigational New Drug Application for colloidal P32/MAA. The FDA asked Dr. Order, rather than ISI, to file the IND because Dr. Order was the principal researcher for the clinical studies. For that reason, and because the FDA's request was directed to Dr. Order, we asked Dr. Order to file the IND. Dr. Order, through the Center for Molecular Medicine, filed the IND in November 2000. On December 21, 2000, the FDA advised Dr. Order and the Center for Molecular Medicine that because of the higher dosages and novel ways in which the drug was administered in the studies, the colloidal P32/MAA as administered in the studies was a new drug within the meaning of the FDA's regulations and asked Dr. Order and the Center for Molecular Medicine to submit a request for permission to charge for the drug. The FDA's regulations require persons conducting studies of new drugs that are the subject of an IND to obtain the FDA's permission before charging participants in the studies for the costs of the drug administered to them. Dr. Order and the Center for Molecular Medicine have submitted a request for permission to charge patients for the colloidal P32/MAA administered in the studies. Until such permission is obtained, however, the medical groups we manage are not charging patients for the colloidal P32/MAA administered to them. Prior to November 2000, the medical groups charged patients in the clinical studies an aggregate of approximately $300,000 for colloidal P32/MAA administered in the studies. If patients, or their insurance providers, who paid for the colloidal P32/MAA administered in the studies successfully claim that the medical groups were not entitled to charge for the colloidal P32/MAA administered to the patients, the medical groups could be liable to repay the amounts charged. If the medical groups are required to repay these charges the medical groups may have difficulty paying us the fees they owe us.

In the future we may license our collodial P32/MAA technology and certain related non-proprietary technologies to various radiation oncology facilities. We believe that radiation oncology facilities may be willing to pay license fees to us in order to participate in our clinical studies of these technologies and obtain access to patients who wish to be treated with these technologies. By participating in our studies, these radiation oncology facilities could receive payments from the patients' insurance companies or other payors for services that would normally be a part of the treatment protocol for these patients in the absence of the technology being studied. We believe that the participation of these radiation oncology facilities in the studies may help accelerate data collection for the studies and perhaps ultimately result in earlier approval of these technologies by the FDA. Traditionally, however, radiation oncology facilities and other medical groups do not pay to participate in studies of new technologies prior to the approval of such technologies by the FDA, but rather are typically paid by drug developers to do so. We cannot assure you that we will be able to persuade radiation oncology facilities to pay us license fees to participate in clinical studies of our technologies.

We are also considering entering into joint development arrangements with established biotechnology and pharmaceutical companies seeking promising new technologies, or with established radiopharmaceutical companies seeking to improve their product pipelines. An arrangement with an established company for the joint development of one or both of our principal proprietary technologies could provide us with the necessary funds to accelerate the development of our Radioactive Cisplatin technology and the other radioactive platinum technologies in our product pipeline. We have not entered into any joint development arrangements yet and we cannot assure you that we will be able to do so. Even if we do enter into a joint development arrangement, we cannot assure you that it will be beneficial to us.

Additional Technologies

In June 2001, Dr. Wayne Court and the Center for Molecular Medicine filed and assigned to ISI two provisional U.S. patent applications covering nine new radiopharmaceutical technologies. We are preparing to file full utility U.S. patent applications covering these nine new radiopharmaceutical technologies.

These nine new radiopharmaceutical technologies are all platinum-based drugs that are similar in nature to our Radioactive Cisplatin technology. The pending applications cover three isotopic forms of the drugs Carboplatin, Iproplatin and JM216, as follows:

1. 191Pt-Carboplatin
2. 193mPt-Carboplatin
3. 195mPt-Carboplatin
4. 191Pt-JM216
5. 193mPt-JM216
6. 195mPt-JM216
7. 191Pt-Iproplatin
8. 193mPt-Iproplatin
9. 195mPt-Iproplatin

These technologies are in an early stage of development and we cannot assure you that we will be able to develop any of them successfully.

Medical Group Management

We have long term management/license agreements with two groups of medical professionals. From September 2000 until July 2001 we also had a management/license agreement with a third medical group. Pursuant to the management/license agreements, we provide the medical groups with business, financial and marketing support while they conduct research and treat patients using our technologies and traditional cancer treatment techniques. We charge the medical groups administrative fees for our services and license fees for the use of our nuclear pharmaceutical technologies in their practices. Each of the medical groups is organized as a separate legal entity, and we do not own or control either of them. Fees from the medical groups we manage have generated approximately $1,968,000 in gross revenues in the two-year period ended December 31, 2001, including $1,754,000 in management fees and $214,000 in license fees.

Each of the medical groups we manage was formed at the time we entered into the management/ license agreements with the group. We provided Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, and another medical group, New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, with the facilities and equipment they required to start their practices. We did not provide Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology, with its own facilities and equipment, but instead provided the medical group with access to the facilities and equipment we provided to the other groups. We have also provided the medical groups with working capital advances from time to time. We terminated our management/license agreement with New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, in July 2001 when the group's principal physician, Dr. Ira Braunschweig, left the group to accept a position in the Oncology Department of Brooklyn Hospital.

Radiation Oncology Research Group

In December 1997, we entered into an exclusive, full service, 30-year management/license agreement with Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine. The Center for Molecular Medicine, which occupies space on the first floor of 700 Stewart Avenue in Garden City, New York, specializes in radiation oncology research. Radiation oncology research is the study of the treatment of tumors through radiation. The Center for Molecular Medicine employs two physicians, Stanley E. Order, M.D., Sc.D, F.A.C.R. and Wayne S. Court, Ph.D., M.D.

Dr. Stanley Order is an internationally acclaimed radiation oncologist. He is a past president of the American Society for Therapeutic Radiation and Oncology, a former professor at Harvard Medical School, a past Chairman of the Radiation Oncology Department at Johns Hopkins University School of Medicine, a past professor at the Robert Wood Johnson School of Medicine, and most recently was appointed a clinical professor at the Stony Brook University Medical School.

Our ability to develop Radioactive Cisplatin, which is in an early stage of development, depends in part on the efforts of Dr. Stanley E. Order, who invented this technology. Dr. Order's medical group is conducting the clinical research needed to support the application for FDA approval of this technology. If Dr. Order were no longer available or able to assist us, we might not be able to continue to develop this technology. If we could not continue to develop Radioactive Cisplatin it would not have a significant effect on our revenues from our medical group management operations. However, it would reduce significantly the revenues that we might earn in the future from our nuclear pharmaceutical technologies. We have $4,000,000 in key person life insurance covering Dr. Order.

Dr. Wayne S. Court is a noted radiation oncologist with a Ph.D. in immunology. Dr. Court was an Assistant Professor at Wayne State University, served as a resident under Dr. Order at Johns Hopkins, and is the author of numerous articles, abstracts and protocols.

Virtually all of the medical procedures performed by Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, are performed by Dr. Court. Dr. Order acts principally in a research capacity and participates in the administration of medical procedures to the group's patients only on an as needed basis.

Pursuant to the management/license agreement with Stanley E. Order, M.D., P.C., we provide the medical group with a fully equipped and furnished research laboratory and treatment space and all necessary supplies, including the components of the nuclear pharmaceuticals. We also provide the medical group with all clerical personnel and other non-medical personnel necessary to manage the group's practice and research activities. Pursuant to the agreement, we also license to the group the methods for treating solid tumor cancers covered by the patents and provide the group with a range of consulting and practice management services, including billing and collection.

The management/license agreement provides that the medical group will pay us license fees on a monthly basis and management fees on a weekly and monthly basis. The weekly management fee covers consulting, billing and collection services and medical supplies. The monthly management fee covers treatment and laboratory space, furnishings and equipment, clerical services and staff and managerial and administrative services. The consulting portion of the weekly management fee is equal to our actual costs plus a percentage of the medical group's billings. The billing and collection services portion of the weekly management fee is based upon a percentage of the medical group's billings. The medical supplies portion of the weekly management fee is equal to our actual costs plus a percentage of such costs as a markup. The weekly fee markup and the monthly license and management fees are set each year in advance by mutual agreement of the parties. We billed the medical group management/license fees of $754,530 in 2001, $722,444 in 2000 and $1,297,766 in 1999. The fees billed in 1999 included $148,800 of license fees. On January 1, 2000, we waived all license fees for Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, for the year 2000 and agreed that the license fee billed and paid for 1999 would cover 2000 as well. As a result, we effectively reduced the license fee for 1999 retroactively by approximately 50%. The fees billed in 2001 included $60,000 of license fees. In December 2001 we set the license fee for 2002 at $60,000.

The medical group paid us $4,569 in 2001, $671,187 in 2000 and $1,353,950 in 1999 against the fees billed. As of December 31, 2001, the medical group owed us approximately $1,237,000. The medical group has not paid a substantial portion of the fees due us because the number of patients treated by it declined significantly in 2001. This decline is largely attributable to the commencement of formal FDA clinical trials of the P32/MAA technology in December 2000, which resulted in limitations on patient enrollment and eligibility. Since the medical group has not been able to pay the management fee, we have reserved the entire balance of $1,237,000. At December 31, 2001, the medical group was owed approximately $193,000 for services rendered to its patients. We intend to carry the amounts owed by the medical group forward. For 2002, the medical group is obligated to pay us a monthly fee of $9,500. The monthly fee includes a management fee of $4,500 and a license fee of $5,000 for the license of the colloidal P32/MAA technology. The monthly license fee for the Radioactive Cisplatin technology has not yet been set. This fee will be determined before clinical trials of this technology commence.

We provided Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, with advances totaling approximately $56,000 in 1997, $64,000 in 1998, $27,000 in 1999, $75,000 in 2000 and $207,000 in 2001. The medical group repaid approximately $120,000 of the advances during 1998, $27,000 in 1999, $20,000 in 2000 and $146,000 in 2001. At December 31, 2001, our advances receivable from Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, together with accrued interest of approximately $6,000, amounted to approximately $122,000.

We may terminate the management/license agreement upon the following events:

- the failure of the medical group to pay any fee required under the agreement;
- the failure of the medical group to repay any working capital advances made by us;
- the failure of the medical group to maintain professional liability insurance as required by the agreement;
- the revocation or suspension of the license to practice medicine in New York State of any of the members of the medical group;
- the surrender by all of the members of the medical group of their licenses to practice medicine in New York State;
- the filing of criminal charges against any member of the group;
- the death of all of the members of the medical group;
- the mental or physical disability or incapacity of all members of the medical group that prevents them from rendering services for at least 15 days;
- the failure of the medical group to practice medicine for a period of at least five days;
- the dissolution of the medical group's professional corporation;
- the bankruptcy or insolvency of the medical group;
- any impermissible assignment by the medical group of its obligations under the agreement; or
- any material breach of the agreement by the medical group that is not cured within 45 days after we give notice of breach, or a longer period if the breach will take longer than 45 days to cure.

The agreement is terminable by the medical group only upon a material breach of the agreement by us that is not cured by us within 180 days after notice of the breach has been given by the medical group.

The agreement also includes provisions requiring the parties to keep confidential any proprietary information of the other party and prohibits the members of the medical group from competing with us or inducing any of our employees to leave us.

The agreement provides that in the event the corporate practice of medicine in New York becomes lawful we will have the right to purchase the medical group's professional practice for $100.

In March 2001, we entered into an addendum to the management/license agreement with Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, to clarify that the medical group is obligated to continue its research relating to our nuclear pharmaceutical technologies and that all right, title and interest in and to any and all improvements to the nuclear pharmaceutical technologies that derive from the medical group's research belong to ISI.

Neurosurgery / Neuro-Oncology Research Group

In November 1999, we entered into a 30-year management/license agreement with Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology. Dr. Mitchell E. Levine is a neurosurgeon with nearly two decades' experience in the surgical management of patients with malignant brain tumors. He is currently the Director of Neurosurgery at New York Hospital, Queens, an attending physician at North Shore University / Long Island Jewish Hospital, and a Clinical Assistant Professor in the Department of Neurosurgery at New York University. Dr. Mitchell E. Levine is the only member of Mitchell E. Levine, M.D., P.C. Dr. Levine also heads Levine, Overby, Hollis & Eisenberg, a four-physician private medical group located in Great Neck, New York. We do not have any relationship with Levine, Overby, Hollis & Eisenberg.

Neuro-oncology is the study of tumors of the brain and spinal cord. Neurosurgery is surgery performed on the brain or the spinal cord. A surgeon who performs neurosurgery is a neurosurgeon.

Pursuant to the agreement with Mitchell E. Levine, M.D., P.C., we provide the medical group with access to research laboratories and treatment facilities of the Center for Molecular Medicine on an as-needed basis, and provide all necessary supplies, including the components of the nuclear pharmaceuticals. We also provide the medical group with all clerical personnel and other non-medical personnel necessary to manage the group's practice and research activities. Pursuant to the agreement, we also license to the group the methods for treating solid tumor cancers covered by patents Nos. 5,424,288, 5,538,726 and 6,074,626 and provide the group with a range of consulting and practice management services, including billing and collection.

The management/license agreement with Mitchell E. Levine, M.D., P.C., provides that the medical group will pay us license fees on a monthly basis and management fees on a weekly and monthly basis. The weekly management fee covers consulting, billing and collection services and medical supplies. The monthly management fee covers treatment and laboratory space, furnishings and equipment, clerical services and staff and managerial and administrative services. The consulting portion of the weekly management fee is equal to our actual costs plus a percentage of the medical group's billings. The billing and collection services portion of the weekly management fee is based upon a percentage of the medical group's billings. The medical supplies portion of the weekly management fee is equal to our actual costs plus a percentage of such costs as a markup. The weekly fee markup and the monthly license and management fees are set each year in advance by mutual agreement of the parties. The monthly fees are a fixed amount determined each year at the beginning of the year. If an understanding cannot be reached on new fees, then the fees are increased by two factors: the cost of living adjustment as determined by the U.S. Department of Labor and our reasonable evaluation as to any increase in its costs. We billed the medical group fees of $23,925 in 2001 and $73,822 in 2000. The fees billed in 2001 included $14,400 of license fees and the fees billed in 2000 also included $14,400 of license fees. The medical group pays us as it receives payment for its services from its patients and their insurance companies. The medical group paid us $16,800 in 2001 and $4,335 in 2000 against the fees billed. As of December 31, 2001, the medical group owed us approximately $77,000 against fees billed in 2001 and 2000. As of December 31, 2001, there was no patient balance due to the medical group. We intend to carry the amounts owed by the medical group forward. For 2002, the medical group is obligated to pay us a monthly fee of $1,500. The monthly fee includes a management fee of $300 and a license fee of $1,200 for the license of the colloidal P32/MAA technology. The monthly license fee for the Radioactive Cisplatin technology has not yet been set. This fee will be determined before clinical trials of this technology commence.

We provided Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology, with an advance of approximately $600 in 1999. This advance was repaid in 2000, and at December 31, 2001, we had no advances receivable from Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology.

We may terminate the management/license agreement upon the following events:

- the failure of the medical group to pay any fee required under the agreement;
- the failure of the medical group to repay any working capital advances made by us;
- the failure of the medical group to maintain professional liability insurance as required by the agreement;
- the revocation or suspension of the license to practice medicine in New York State of any of the members of the medical group;
- the surrender by any member of the medical group of his or her license to practice medicine in New York State;
- the filing of criminal charges against any member of the group;
- the death of any member of the medical group;
- the mental or physical disability or incapacity of any member of the medical group that prevents the member from rendering services for at least 15 days;
- the failure of the medical group to practice medicine for a period of at least 120 consecutive days;
- the dissolution of the medical group's professional corporation;
- the bankruptcy or insolvency of the medical group;
- any impermissible assignment by the medical group of its obligations under the agreement; or
- any material breach of the agreement by the medical group that is not cured within 30 days after we give notice of breach, or a longer period if the breach will take longer than 30 days to cure.

The agreement is terminable by the medical group only upon a material breach of the agreement by ISI that is not cured by us within 135 days after notice of the breach has been given by the medical group.

The agreement also includes provisions requiring the parties to keep confidential any proprietary information of the other party and prohibits the members of the medical group from competing with us or inducing any of our employees to leave us.

The agreement provides that in the event the corporate practice of medicine in New York becomes lawful we will have the right to purchase a 50% ownership interest in the medical group's professional practice for $100.

In March 2001, we entered into an addendum to the management/license agreement with Mitchell E. Levine, M.D., P.C., to clarify that the medical group is obligated to continue its research relating to our nuclear pharmaceutical technologies and that all right, title and interest in and to all improvements to the nuclear pharmaceutical technologies that derive from the medical group's research belong to ISI.

In January 2000, the Center for Neuro-Oncology, in conjunction with Dr. Wayne Court and the Center for Molecular Medicine, commenced National Cancer Institute listed clinical trials using our patented nuclear isotope delivery technique in recurrent glioblastoma-multiforme, a lethal form of brain tumor. We have licensed our patents to the Center for Neuro-Oncology. The treatments are being performed at Long Beach Medical Center, Long Island, New York. The hospital has purchased and installed stereotaxic framing equipment to accommodate the procedure.

Medical Oncology / Hematology Research Group

In August 2000, we entered into a 30-year management/license agreement with New York Medical Oncology, P.C., d/b/a Center for Medical Oncology. The terms of the agreement were substantially the same as the terms of our agreements with Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, and Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology. We terminated the management/license agreement with New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, in July 2001 when the group's principal physician, Dr. Ira Braunschweig, left the group to accept a position in the Oncology Department of Brooklyn Hospital. We decided not to replace this medical group but rather to obtain all of our medical oncology needs from third party medical groups practicing in the Garden City, New York area. We believe that this approach is more efficient and has not caused any undue hardship for our two remaining medical groups or their patients.

As of December 31, 2001, New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, owed us approximately $321,000 against fees billed in 2001 and 2000. At December 31, 2001, our advances receivable from New York Medical Oncology, P.C., d/b/a Center for Medical Oncology amounted to approximately $25,000. At December 31, 2001, New York Medical Oncology, P.C., d/b/a Center for Medical Oncology was owed approximately $27,000 for services rendered to its patients. We are entitled, pursuant to the management/license agreement and the terms of the termination agreement we entered into with New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, to collect all amounts owed to the medical group for services rendered to its patients through the termination date, and to apply such amounts first to the amounts owed to us and then, if any amounts remain, to pay them to the medical group's owners. As of December 31, 2001, we had established provisions aggregating approximately $346,000 to cover all fees owed by the medical group and advances made to the medical group.

The management of medical research groups is subject to sophisticated and complicated governmental regulation. The regulations are susceptible to varying interpretations. Although we have engaged outside counsel on numerous occasions in the past, especially for our management/license agreements, there can be no assurance that we are in compliance with these regulations as they are, or may be, interpreted in the future by governmental authorities. Any such adverse interpretations could have a material adverse effect on our business operations and financial condition.

We cannot assure you that our existing or future management/license agreements will lead to the development of technology candidates or technologies with commercial potential, that we will be able to obtain proprietary rights or licenses for proprietary rights for our product candidates or technologies developed in connection with these arrangements, or that we will be able to protect the confidentiality of proprietary rights and information developed in such arrangements or prevent the public disclosure thereof.

Third Party Pharmaceutical Company Clinical Trials

The medical groups we manage also participate in third-party pharmaceutical company clinical trials. The Center for Molecular Medicine has been approved as a site for ImClone Systems Inc.'s national clinical trials of Erbitux by the institutional review board that monitors the clinical trials. We do not have any agreements with ImClone Systems, Inc. or any other third party pharmaceutical company sponsoring the clinical trials. In addition, we do not have any rights to Erbitux or any of the other drugs used in the third-party clinical trials. However, because certain portions of the weekly management fees we charge the medical groups are based in part on a percentage of their billings, we share in the revenues that the medical groups earn through their participation in the third-party clinical trials. As with the clinical studies of our nuclear pharmaceutical technologies, the medical groups receive payment by the patients' insurance companies and other payors for treatments and procedures that would normally be a part of the treatment protocol for these patients in the absence of the drug or methodology being studied, but are not reimbursed for any investigational drugs administered to the patients unless such reimbursement has been approved by the FDA. The medical groups also receive fees from the third party sponsors of the clinical studies for participating in the studies.

Erbitux is an antibody that is made by immunizing animals against a particular material. In the ImClone study, the animals are being immunized against epidermoid growth factor. Epidermoid growth factor is a material that feeds cancer by feeding a site on the cancer cell called the epidermoid growth factor site. Erbitux, also called C225, blocks the epidermoid growth factor site, thereby blocking the nutrition of the cancer cell. Blocking the nutrition of the cancer cell helps kill the cancer when combined with drugs or radiation. ImClone is conducting a Phase III Erbitux study for patients with locally advanced squamous cell cancer of the head and neck. Squamous cells are one of the three types of cells found in the human body. Squamous cells are small and scale-like and exist in the skin and esophagus, among other places. The Center for Molecular Medicine has executed a clinical study agreement with ImClone to serve as a site for this study. The Center for Molecular Medicine began to accrue patients for the study in January 2001.

The medical groups we manage hope to collaborate with several other pharmaceutical companies. Nevertheless, the medical groups may not be able to obtain agreements to participate in additional third party clinical trials. Participation in third-party clinical trials enhances the stature of the medical groups in the medical research community and increases the revenues earned by the medical groups. The applications for selection to participate in third party clinical trials are made by the medical groups. Typically, the selection process consists of an inspection of the site by representatives of the third party pharmaceutical company.

The testing, manufacturing, marketing and distribution of biopharmaceutical products carry material risk of product liability. Although the medical groups we manage each carry medical malpractice insurance, none of the medical groups currently has product liability or clinical studies liability insurance. A successful product liability claim against one or more of the medical groups that is not adequately covered by insurance could cause one or more of the groups to go out of business, which could reduce our revenues and delay or even curtail our ability to develop our nuclear pharmaceutical technologies.

Business Strategy

We hope to accomplish the following short-term goals:

- Commence clinical trials for Radioactive Cisplatin.
- Continue to help medical groups accrue patients and conduct FDA clinical trials for our colloidal P32/MAA technology.
- Negotiate additional licensing agreements and expand ongoing FDA clinical trials for our colloidal P32/MAA technology.
- Upgrade and further develop the existing website that we have created for the medical groups we manage, located at http://www.cancerhelpcenter.com. We are enhancing this website to describe the various types of research and treatment offered by the medical research groups that we manage. We anticipate that the website will be made interactive to help the medical groups attract patients for the ongoing clinical trials.
- Develop a second, corporate website using the registered domain name http://www.isotopesolutions.com. We are actively working with a web design group to produce a corporate website to disseminate information about our corporation, and its technologies and management clients, over the Internet. In addition, we intend to translate both our corporate website and the website we have created for the medical groups we manage into foreign languages to obtain similar information and exposure in Asia and the Middle East.
- Develop new radioactive pharmaceuticals for our pipeline and commence animal toxicity studies relating to new radioactive pharmaceuticals.

We intend to remain focused on the following long-term goals:

- Establish the efficacy of Radioactive Cisplatin and establish a marketing and distribution partnership with a major pharmaceutical company.
- Develop colloidal P32/MAA kits and a physician-training program to license to other cancer centers and hospitals.
- Research and develop new therapeutic nuclear pharmaceuticals and technologies.

Patents and Proprietary Rights

We believe that adequate protection of our proprietary technology is a vital aspect of our business activities. Consequently, we pursue patent protection for our proprietary technology in the United States and in foreign countries to the extent we deem necessary to protect development of our technologies.

We own three U.S. full utility patents covering our nuclear pharmaceutical technologies:

Patent No. 5,424,288, for proprietary technology regarding use of a "Method of Treating Solid Tumor Cancers Utilizing Macro Aggregated Proteins and Colloidal Radioactive Phosphorous," was issued to Dr. Stanley E. Order on June 13, 1995, and formally assigned to ISI by Dr. Order in March 1999. The application for this patent was a continuation-in-part of application Ser. No. 08/183,463, filed on Jan. 19, 1994, entitled "Method and Compositions for Delivering Cytotoxic Agents to Cancer."

Patent No. 5,538,726, for proprietary technology regarding a "Method and Compositions for Delivering Cytotoxic Agents to Cancer," was issued to Dr. Order on July 23, 1996 and formally assigned by Dr. Order to ISI in August 2000.

Patent No. 6,074,626, for proprietary technology regarding use of "Radioactive Cisplatin in the Treatment of Cancer," was issued to Dr. Order on June 13, 2000. Dr. Order previously assigned the application for this patent to ISI in March 1999.

Dr. Order assigned each of these patents to us in consideration of one dollar and our agreement to provide services under the management/license agreement with Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine. Patents 5,424,288 and 5,538,726 had been orally assigned to ISI by Dr. Order in December 1997 when the parties entered into the management/license agreement. We are not obligated to pay him or his medical group any royalties in the future.

These patents are use patents. Patents Nos. 5,424,288 and 5,538,726 give us exclusive rights to the manner in which we are using the patented technology to treat cancer. Patent No. 6,074,626 gives us exclusive rights to the use of Radioactive Cisplatin in the treatment of cancer. These patents do not give us the right to prevent others from using these drugs in other ways.

In December 2001 we granted a first priority security interest in patent No. 6,074,626 to certain investors to whom we sold $130,000 aggregate principal amount of units, each unit consisting of a convertible promissory note and a warrant to purchase common stock. The notes are payable on the earliest of (i) December 26, 2002, (ii) the date of the first closing of a pending private offering of common stock (iii) the date of consummation of a sale of all or substantially all of our assets or a merger or consolidation involving Isotope Solutions Group, Inc. in which Isotope Solutions Group, Inc. is not the surviving entity, (iv) the date of consummation of the sale or exchange (including by way of merger) of all or substantially all of our outstanding shares of common stock, or (v) upon the termination of the pending private offering of common stock. If we are unable to repay the principal and accrued interest on these notes when they become due, we could lose our patent rights to our Radioactive Cisplatin technology.

In June 2001, Dr. Wayne Court and the Center for Molecular Medicine filed and assigned to ISI two provisional U.S. patent applications covering nine new radiopharmaceutical technologies. We are preparing to file full utility U.S. patent applications covering these nine new radiopharmaceutical technologies.

These nine new radiopharmaceutical technologies are all platinum-based drugs that are similar in nature to our Radioactive Cisplatin technology. The pending applications cover three isotopic forms of the drugs Carboplatin, Iproplatin and JM216, as follows:

1. 191Pt-Carboplatin
2. 193mPt-Carboplatin
3. 195mPt-Carboplatin
4. 191Pt-JM216
5. 193mPt-JM216
6. 195mPt-JM216
7. 191Pt-Iproplatin
8. 193mPt-Iproplatin
9. 195mPt-Iproplatin

These technologies are in an early stage of development and we cannot assure you that we will be able to develop any of them successfully.

Our success depends in part upon our ability to obtain and maintain rights to our nuclear pharmaceuticals. We rely on our patents, trade secrets and trademarks to protect our proprietary rights. It is possible that competitors may infringe our patents or successfully avoid them through design innovation. The cost of litigation to uphold the validity of our patents and to prevent infringement could be substantial and the litigation may consume time and other resources. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. Moreover, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop a competitor from using our technologies. There is also the risk that, even if the validity of our patent were upheld, a court would refuse to stop the other party on the ground that its activities do not infringe our patents. Policing unauthorized use of our intellectual property is difficult and expensive, and we may be unable to prevent misappropriation of our proprietary rights.

Government Regulation

United States and international government regulation of the biopharmaceutical industry is a significant factor in our activities and the activities of the medical groups we manage. In the United States, the Food and Drug Administration oversees clinical testing, manufacturing, marketing approval and promotion of products for human therapeutic use through rigorous mandatory procedures and safety. The FDA requires satisfaction of several procedures before it will approve a pharmaceutical product for sale in the United States. These include preclinical tests, submission of an application for an Investigational New Drug which must become effective before commencing human clinical trials, thoroughly documented and supervised human clinical trials to determine drug safety and efficacy in its intended application, submission and acceptance of a New Drug Application in the case of drugs, or a Biologics License Application in the case of biologics, and approval of the New Drug Application or Biologics License Application before commercial sale or shipment of the drug or biologic. Biologics are materials derived from natural biology and used in the treatment of humans. Each domestic drug manufacturer also must be registered or licensed with the FDA. Domestic manufacturers are also subject to inspections by the FDA and by other federal, state and local agencies and must comply with the FDA's Good Manufacturing Practices.

Clinical trials are typically conducted in three sequential phases, which may overlap. Phase I clinical studies test dosage and tolerance upon initial introduction of the drug to humans. Phase II clinical studies document evaluation of drug safety and efficacy. Phase III trials document large-scale evaluation of drug safety and efficacy and typically use much larger patient pools, depending on the type of marketing approval that is sought.

Clinical testing and the FDA approval process for a new product usually lasts several years and involves substantial financial and other resources. The FDA may grant approval of a drug for a particular indication or may grant approval pending further post-marketing testing. In addition, further clinical studies may be required to provide additional safety data or to gain approval for a product application that is different from the product application that was approved originally. Any safety concerns relating to our technologies may result in withdrawal of the technologies from the market or restrictions on their future use.

Currently, only our colloidal P32/MAA technology is being studied, since our Radioactive Cisplatin technology has only recently been approved by the FDA for clinical trials. The medical groups we manage are presently preparing a Phase I study of our Radioactive Cisplatin technology and we expect that this study will commence in the second quarter of 2002. The timing of the commencement of the study will depend primarily on how quickly the medical groups can attract patients for the study.

FDA regulations require that all research conducted in humans be approved by an Institutional Review Board before initiation and during the course of the study. Institutional Review Board ("IRB") is a term used by the FDA to refer to independent groups whose function is to review research to assure the protection of the rights, welfare and safety of human subjects during clinical studies. All clinical studies pertaining to our colloidal P32/MAA have received initial and ongoing approval from the appropriate IRBs.

International biopharmaceutical product sales and distribution are subject to widely varying regulatory requirements. Generally, the European Union has coordinated its member states' common standards for clinical testing of new drugs. Due to differences in regulatory restrictions in the European Union and other foreign jurisdictions, the time required to obtain regulatory approval from a foreign country's regulatory agencies may be longer or shorter than that required for FDA approval.

The health care industry is subject to extensive federal, state and local laws and regulations that are not always clear or consistently applied, and compliance may impose a burden on our operations. Violation of applicable laws or regulations or involvement in any judicial or regulatory proceeding, regardless of its merit, could have a material adverse affect on our business, operating results and financial condition. Government legislation regulating health care may materially affect the biopharmaceutical industry's profitability. Federal, state and local officials and legislators, as well as foreign government officials and legislators, have discussed a variety of health care system reforms that may affect our revenues. Changes in government regulation of the health care system could harm our business.

Competition

Competition in the biopharmaceutical industry and the cancer treatment technology arena is intense. Factors such as technology performance, patient compliance, physician acceptance, ease of use, safety, price, marketing, distribution and adaptability of administration are crucial to capturing market position in our industry. Competition may also be based on other companies' development of alternative products and approaches for the treatment, diagnosis or prevention of the same diseases as our products.

Competition from other companies is affected by scientific and technological factors, the availability of patent protection, the ability to commercialize technological developments, the ability to obtain government approval for testing, manufacturing and marketing and the economic factors resulting from the use of those products. Many companies, both public and private, including well-known pharmaceutical and chemical companies, virtually all of which have greater capital resources than we do, are seeking to develop cancer treatment technologies similar to ours. In addition, colleges, universities, and public and private research institutions are similarly seeking to establish proprietary rights to these product technologies.

We have long-term management/license agreements with each of the medical groups that we manage. The focus of our business has changed from medical group management to the development of our nuclear pharmaceuticals. While we may contract with additional medical groups for the purpose of conducting new or additional clinical trials of our nuclear pharmaceuticals or to license our technologies to them, we do not intend to enter into management agreements with any additional medical groups solely to increase or improve our revenues or profitability. Our managed medical groups have limited ability to terminate their management/license agreements with us. However, in the event one or more of our relationships with the medical groups we manage is terminated, we may be required to offer our services to other medical groups. In the event we offer our services to other medical groups, we would face competition from other providers of medical management services, including hospitals and established groups of physicians willing to acquire the practices of other physicians. If one or both of our existing management/license agreements is terminated and we are unable to enter into management/license agreements with other medical groups, we could lose a significant portion of our operating revenues and our ability to develop our nuclear pharmaceutical technologies could be impaired.

We face established and well-funded competition from other companies developing cancer treatment technologies. More specifically, we face competition from other companies developing nuclear pharmaceuticals and radio-pharmaceuticals for therapeutic purposes. Radio-pharmaceuticals include nuclear pharmaceuticals, which are drugs that are made radioactive by attaching or creating an isotope to the drug, and drugs that are made radioactive by bombarding them with radiation. These competitors include Amersham Health, Corixa Corporation, Cytogen Corporation, GlaxoSmithKline plc, IDEC Corporation, MDS Nordion and NeoRx Corporation. To our knowledge, we have no competitors that are developing nuclear or radio-pharmaceuticals that parallel our technologies.

Many of our competitors are more familiar with pre-clinical and clinical product development, as well as government regulatory processes, than we are. The biopharmaceutical products that we are developing compete with existing and new drugs designed by established pharmaceutical, chemical, and academic entities worldwide. Our competitors may have, or may develop and introduce, new products that would render our technologies and products under development less competitive, uneconomical or obsolete. Our failure to compete effectively may materially and adversely affect our business, operating results, and financial condition.

Marketing

We currently promote our services through our managed research medical groups' activities and their joint website, www.cancerhelpcenter.com, which has historically received an average of approximately 9,000 hits per week.

The medical groups that we manage have consulted and treated more than 500 patients over the last four years. We intend to increase marketing efforts to help these medical groups achieve greater market recognition. One of the ways we are doing this is by upgrading the website we have created for the medical groups. We hope that with an improved, interactive, design the website will attract and help recruit patients for the clinical studies these groups are conducting.

We are in the process of upgrading and further developing the website that we have created for the medical groups we manage. We anticipate that the website will be made interactive to assist in national and international patient accrual for the ongoing clinical trials. In addition, we intend to translate the website into foreign languages to obtain similar information and exposure in Asia and the Middle East.

We are developing a second, corporate website using the registered domain name http://www.isotopesolutions.com. We are working with a web design group to produce a corporate website to disseminate information about our corporation, and its technologies and management clients, over the Internet. We intend to use this website to obtain market and user information about our technologies and potential licensees of our nuclear pharmaceutical technologies. We plan to pursue contracts with various companies and consultants to obtain visibility of the website on major Internet search engines. We also intend to translate the website into foreign languages to disseminate information regarding our technologies and gather information about potential licensees of our nuclear pharmaceutical technologies in Asia and the Middle East.

We plan to market our nuclear pharmaceutical technologies through the distribution of kits, establishment of training centers and by licensing the technologies for use by physicians. We cannot begin marketing these technologies until they are approved by the FDA.

We have limited experience in marketing biopharmaceutical products. We cannot assure you that we will be able to expand our marketing capabilities successfully. Our inability to establish adequate marketing capabilities may materially and adversely affect our business operations.

Employees

We have six full-time employees: two executive officers, and four employees in administration and finance. None of our employees is currently covered by a collective bargaining agreement. We believe that our relations with our employees are good.

ITEM 2. DESCRIPTION OF PROPERTY

Through ISI, we lease 1,533 square feet of office space on the second floor of 700 Stewart Avenue, Garden City, New York. The monthly rent is $4,675 and the lease expires in April 2003. We also pay a licensing fee of $25,000 per month to Nassau Radiologic Group, P.C., for the use of its equipment, office space and technical support staff at 700 Stewart Avenue (main floor), and at 765 Stewart Avenue, Garden City, New York. This fee is reviewed annually. Nassau Radiologic Group is one of the largest diagnostic and therapeutic radiology facilities in the New York metropolitan area. Our licensing agreement with Nassau Radiologic Group permits us to utilize their full resources in order to perform our managed research medical groups' treatment protocols.

ITEM 3. LEGAL PROCEEDINGS

In May 2001, the Company was advised by Dr. Stanley E. Order that Associates in Radiation Oncology, P.A. had contacted him by letter dated April 30, 2001 and claimed that it was entitled to 50% of all royalties or fees obtained by Dr. Order from patent No. 5,538,726. Associates in Radiation Oncology's claim is apparently based on an agreement between Dr. Order and Cooper Hospital/University Medical Center dated June 5, 1991, pursuant to which Dr. Order became a clinical professor of radiology at the Robert Wood Johnson Medical School and a member of Associates in Radiation Oncology. Dr. Order left the medical school and ended his relationship with Associates in Radiation Oncology in December 1997, when he formed Stanley E. Order, M.D., P.C., d/b/a/ Center for Molecular Medicine, a medical practice group managed by the Company. The agreement between Dr. Order and Cooper Hospital/University Medical Center provided that, in the event that research was carried out with any corporate entity on a royalty or percentage return basis, Dr. Order would receive 50% of the income, 25% would be remitted to a certain Radiation Research Fund, which is now defunct, and 25% would be remitted to Associates in Radiation Oncology. The agreement also provided that in the event Dr. Order severed his relationship with Associates in Radiation Oncology, his percentage payment of any royalty payments or fees would continue. The agreement did not address the ownership or use of any patents or technology and was silent regarding assignment of any patents or technology. Associates in Radiation Oncology claims that the fees for obtaining the patent were paid by Associates in Radiation Oncology with the presumption of return based on future earnings.

At present, we are not aware that any litigation has been commenced in this matter and believe that Associates in Radiation Oncology's claim is without merit. We believe that we and Dr. Order have meritorious defenses to this claim and intend to defend against this claim vigorously.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On November 14, 2001, we held a special meeting of shareholders. At the meeting the following proposals were approved by the vote specified below:

A proposal was introduced to approve the amendment and restatement of our certificate of incorporation to change our name to Isotope Solutions Group, Inc., to authorize us to issue up to 1,000,000 shares of preferred stock, to authorize our shareholders to act by less than unanimous consent and to effect certain other changes. This proposal was approved with the following votes:

Votes For:	8,312,021
Votes Against:	0
Votes Withheld:	0

A proposal was introduced to approve an amendment to the 2000 Long-Term Incentive Plan, increasing the number of shares of common stock available for issuance upon exercise of options granted or that may be granted to 2,500,000 shares. This proposal was approved with the following votes:

Votes For:	8,312,021
Votes Against:	0
Votes Withheld:	0

A proposal was introduced to approve and consent to certain proposed payments and/or property transfers to be made pursuant to the employment agreements between the Company and each of Jack Schwartzberg, our Chief Executive Officer and President, and Shraga David Aranoff, our Vice President, Chief Operating Officer and Treasurer. This proposal was approved with the following votes:

Votes For:	8,312,021
Votes Against:	0
Votes Withheld:	0

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been admitted to trading on the OTC Bulletin Board since February 5, 2001. The following table sets forth, for the periods indicated, the range of high and low sales prices per share reported on the OTC Bulletin Board:

Period Ending	High	Low
March 31, 2001 (from February 5, 2001)	$ 3.50	$ 2.25
June 30, 2001	$ 2.75	$ 2.625
September 30, 2001	$ 3.40	$ 2.45
December 31, 2001	$ 2.625	$ 2.50
January 1, 2002 through March 20, 2002	$ 2.50	$ 1.40

Our common stock trades only sporadically. The public market for our common stock is limited and you should not assume that these quotations reflect prices that you might be able to obtain in actual market transactions or in transactions involving substantial numbers of shares.

As of March 20, 2002, there were approximately 120 holders of record of our common stock.

Recent Sales of Unregistered Securities

The following table sets forth certain information with respect to our issuance of certain securities during the fourth quarter of 2001 without registration under the Securities Act:

SECURITIES SOLD	DATE SOLD	PURCHASERS	CONSIDERATION	EXEMPTION CLAIMED	TERMS OF CONVERSION OR EXERCISE	USE OF PROCEEDS
2.6 Units, each consisting of (i) a convertible promissory note in the principal amount of $50,000 and (ii) a common stock purchase warrant to purchase 12,500 shares of common stock.	December 26, 2001	Five accredited investors	$130,000	Section 4(2) and Rule 506 of Regulation D	Notes are convertible into common stock at the rate of $2.00 per share upon the satisfaction of certain conditions. Warrants are exercisable for five years at an exercise price of $2.00 per share.	Working capital.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We were incorporated in the State of New York on August 13, 1990, and were considered a development stage company until September 2000. On September 13, 2000, we acquired Isotope Solutions Inc. ("ISI"). On November 14, 2001, we amended our certificate of incorporation, changing our name from "EDG Capital, Inc." to "Isotope Solutions Group, Inc."

We hold all of the outstanding capital stock of ISI (formerly named Molecular Radiation Management, Inc.). We are a biopharmaceutical company that began operations in 1998 as a medical group management company. Although most of our revenues are still derived from our medical group management operations, today we are focused primarily on the development of nuclear pharmaceutical technologies for therapeutic use in the treatment of various cancers. With the help of the medical groups we manage, we are developing two anti-cancer nuclear pharmaceutical technologies for which we own the U.S. patent rights: 195mPt-Cisplatin ("Radioactive Cisplatin"), a radioactive variation of a commonly used chemotherapy drug, and colloidal P32 macro-aggregated albumin ("colloidal P32/MAA"), a nuclear-isotope use and delivery system. Pursuant to long-term contracts with the medical groups, we provide them with business, financial and marketing support while they conduct research and treat patients using our technologies and traditional cancer treatment techniques. We charge the medical groups administrative fees for our services and license fees for the use of our nuclear pharmaceutical technologies in their practices.

In June 1995, Dr. Stanley E. Order was granted Patent No. 5,424,288 by the U.S. Patent and Trademark Office covering a "Method of Treating Solid Tumor Cancers Utilizing Macro Aggregated Proteins and Colloidal Radioactive Phosphorus." In July 1996, Dr. Order was granted Patent No. 5,538,726 by the U.S. Patent and Trademark Office covering a "Method and Compositions for Delivering Cytotoxic Agents to Cancer." In March 1999, Dr. Order formally assigned Patent No. 5,424,288 to ISI and in August 2000, Dr. Order formally assigned Patent No. 5,538,726 to ISI, in each case in consideration for ISI's agreement to provide services under the management/license agreement between ISI and Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine ("Center for Molecular Medicine"). Both of these patents had been orally assigned to ISI by Dr. Order in December 1997, when the parties entered into the management/license agreement. We paid Dr. Order one dollar for the assignment of each of the patents. Dr. Order assigned the patents to us because we agreed to help him establish a practice and to provide the space, supplies, equipment and working capital advances, pursuant to the management/license agreement, to enable him to do so. We provide additional information regarding the working capital advances we have made to Dr. Order's medical group under "Liquidity and Capital Resources" below. We are not obligated to pay Dr. Order or his medical group any royalties in the future. As a result of these assignments, we own all rights to the colloidal P32/MAA technology described in these patents. These are use patents, which give us exclusive rights to the manner in which we are using the drug to treat cancer. The patents do not give us the right to prevent others from using the drug in other ways.

In June 2000, Dr. Stanley E. Order was granted Patent No. 6,074,626 by the U.S. Patent and Trademark Office covering "Radioactive Cisplatin in the Treatment of Cancer." In March 1999, Dr. Order assigned the application for this patent to ISI in consideration for our agreement to provide services under the management/license agreement between ISI and Center for Molecular Medicine. We paid Dr. Order one dollar for the assignment of the patent. We are not obligated to pay Dr. Order or his medical group any royalties in the future. As a result of this assignment, we own all rights to the Radioactive Cisplatin technology described in the patent. This is a use patent, which gives us exclusive rights to the use of this drug to treat cancer. The patent does not give us the right to prevent others from using the drug in other ways.

Pursuant to the management/license agreements with the medical groups we manage, we provide the medical groups with laboratory and treatment space and all necessary supplies, including the components of our nuclear pharmaceuticals. We also provide the medical groups with all clerical personnel and other non-medical personnel necessary to manage the groups' practice and research activities. Pursuant to the agreements, we also license our nuclear pharmaceutical technologies to the groups and provide the groups with a range of consulting and practice management services, including billing and collection. In return, we charge the medical groups license fees on a monthly basis and management fees on a weekly and monthly basis. The weekly management fee covers consulting, billing and collection services and medical supplies. The monthly management fee covers treatment and laboratory space, furnishings and equipment, clerical services and staff and managerial and administrative services. The billing and collection services portion of the weekly management fee is based upon a percentage of the medical group's billings. The consulting and medical supplies portions of the weekly management fee are each equal to our actual costs plus a percentage of such costs as a markup. The weekly fee markup and the monthly license and management fees are set each year in advance by mutual agreement of the parties.

Each of the medical groups we manage was formed at the time we entered into the management/license agreements with the group. We provided the Center for Molecular Medicine and another medical group, New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, with the facilities and equipment they required to start their practices. We did not provide Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology, with its own facilities and equipment, but instead provided the medical group with access to the facilities and equipment we provided to the other groups. We have also provided the medical groups with working capital advances, which are described in more detail under "Liquidity and Capital Resources" below. We terminated our management/license agreement with New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, in July 2001 when the group's principal physician, Dr. Ira Braunschweig, left the group to accept a position in the Oncology Department of Brooklyn Hospital.

License fees and management fees from the medical groups we manage generated approximately $1,968,000 in gross revenues in the two-year period ended December 31, 2001, including $1,754,000 in management fees and $214,000 in license fees.

The license fees we charge the medical groups are set each year in advance at a level that is intended to reflect the expected usage of the licensed technology by the medical group during the year. We charged the Center for Molecular Medicine a license fee of $148,800 in 1999. In December 1999, we determined that the license fee we charged the Center for Molecular Medicine for 1999 should be adjusted downwards in view of the number of patients enrolled in the medical group's colloidal P32/MAA clinical studies during the year. On January 1, 2000, we waived all license fees for the Center for Molecular Medicine for the year 2000, and agreed that the license fee paid for 1999 would cover 2000 as well. As a result, we effectively reduced the license fee for 1999 retroactively by approximately 50%. The license fee billed in 2001 was $60,000. In December 2001 we set the license fee to be paid by the Center for Molecular Medicine in 2002 at $60,000. We did not waive any portion of the 2001 license fee.

As of December 31, 2001, the Center for Molecular Medicine owed us an aggregate of approximately $1,237,000 against fees billed in 2001 and 2000. As of December 31, 2001, Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology, owed us approximately $77,000 against fees billed in 2001 and 2000, and New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, owed us approximately $321,000 against fees billed in 2001 and 2000. We evaluated the patient receivables of each individual medical group and, based on this analysis, we determined that an annual allowance of approximately $1,635,000, the aggregate amount of fees receivable, is required at December 31, 2001. The medical groups have not paid a substantial portion of the fees due us because the number of patients treated by them declined significantly in 2001. This decline is largely attributable to the commencement of formal FDA clinical trials of the P32/MAA technology in December 2000, which resulted in limitations on patient enrollment and eligibility.

At December 31, 2001, the Center for Molecular Medicine was owed approximately $193,000 for services rendered to its patients, Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology, was owed approximately $-0- for services rendered to its patients and New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, was owed approximately $27,000 for services rendered to its patients.

We intend to carry the amounts owed by the medical groups forward.

The medical groups are obligated to perform research relating to our nuclear pharmaceutical technologies. All right, title and interest in and to any and all improvements to the nuclear pharmaceutical technologies that derive from the medical groups' research belong to us.

We must have FDA approval for our colloidal P32/MAA and Radioactive Cisplatin technologies before we can begin marketing them. The FDA requires that new drugs undergo thorough clinical testing before granting approval for the marketing of the drugs. Currently, only colloidal P32/MAA is being studied, since Radioactive Cisplatin has only recently been approved by the FDA for clinical trials. We expect that the clinical trials being performed by the medical groups we manage will help support the application for FDA approval of our colloidal P32/MAA technology. Similarly, we expect that the clinical trials of Radioactive Cisplatin, when they are conducted, will help support the application for FDA approval of Radioactive Cisplatin.

Although we provide the medical groups with the supplies they need to conduct the clinical studies, we recoup the costs of these supplies through the management fees we receive from the medical groups. The medical groups bill the patients participating in the studies for the treatments they are given. Consequently, the patients, and their insurance companies, provide revenue to the medical groups, who in turn pay us management and licensing fees, thus providing funding that supports the clinical studies of our nuclear pharmaceutical technologies. If we were to conduct this research on our own, without the medical groups, the costs would be prohibitive since they would not be offset by the license fees and management fees derived from the treatment of patients that we receive from the medical groups.

The medical groups receive payment by the patients' insurance companies and other payors for treatments and procedures that, while part of the study being conducted, are accepted treatments and procedures that would normally be a part of the treatment protocol for these patients in the absence of the drug or methodology being studied. For example, a patient participating in the study may receive treatments of colloidal P32/MAA, radiation and chemotherapy. The medical groups would receive payment for the radiation and chemotherapy treatments, and for the application of the colloidal P32/MAA.

Prior to November 2000, the Center for Molecular Medicine and the other medical groups conducting the clinical studies of colloidal P32/MAA also charged patients for the colloidal P32/MAA administered to them. In November 2000, the FDA asked Dr. Stanley Order to submit an Investigational New Drug ("IND") Application for colloidal P32/MAA. The FDA asked Dr. Order, rather than ISI, to file the IND because Dr. Order was the principal researcher for the clinical studies. For that reason, and because the FDA's request was directed to Dr. Order, we asked Dr. Order to file the IND. Dr. Order, through the Center for Molecular Medicine, filed the IND in November 2000. On December 21, 2000, the FDA advised Dr. Order and the Center for Molecular Medicine that because of the higher dosages and novel ways in which the drug was administered in the studies, the colloidal P32/MAA as administered in the studies was a new drug within the meaning of the FDA's regulations and asked Dr. Order and the Center for Molecular Medicine to submit a request for permission to charge for the drug. The FDA's regulations require persons conducting studies of new drugs that are the subject of an IND to obtain the FDA's permission before charging participants in the studies for the costs of the drug administered to them. Dr. Order and the Center for Molecular Medicine have submitted a request for permission to charge patients for the colloidal P32/MAA administered in the studies. Until such permission is obtained, however, the medical groups we manage are not charging patients for the colloidal P32/MAA administered to them. Prior to November 2000, the medical groups charged patients in the clinical studies an aggregate of approximately $300,000 for colloidal P32/MAA administered in the studies. If patients, or their insurance providers, who paid for the colloidal P32/MAA administered in the studies successfully claim that the medical groups were not entitled to charge for the colloidal P32/MAA administered to the patients, the medical groups could be liable to repay the amounts charged.

In the future we may license our collodial P32/MAA technology and certain related non-proprietary technologies to various radiation oncology facilities. We believe that radiation oncology facilities may be willing to pay license fees to us in order to participate in our clinical studies of these technologies and obtain access to patients who wish to be treated with these technologies. By participating in our studies, these radiation oncology facilities could receive payments from the patients' insurance companies or other payors for services that would normally be a part of the treatment protocol for these patients in the absence of the technology being studied. We believe that the participation of these radiation oncology facilities in the studies may help accelerate data collection for the studies and perhaps ultimately result in earlier approval of these technologies by the FDA. Traditionally, however, radiation oncology facilities and other medical groups do not pay to participate in studies of new technologies prior to the approval of such technologies by the FDA, but rather are typically paid by drug developers to do so. We cannot assure you that we will be able to persuade radiation oncology facilities to pay us license fees to participate in clinical studies of our technologies.

We are also considering entering into joint development arrangements with established biotechnology and pharmaceutical companies seeking promising new technologies, or with established radiopharmaceutical companies seeking to improve their product pipelines. An arrangement with an established company for the joint development of one or both of our principal proprietary technologies could provide us with the necessary funds to accelerate the development of our Radioactive Cisplatin technology and the other radioactive platinum technologies in our product pipeline. We have not entered into any joint development arrangements yet and we cannot assure you that we will be able to do so. Even if we do enter into a joint development arrangement, we cannot assure you that it will be beneficial to us.

The medical groups we manage also participate in clinical studies sponsored by third party pharmaceutical companies. Because certain portions of the weekly management fees we charge the medical groups are based on a percentage of their billings, we share in the revenues that the medical groups earn through their participation in the third party clinical studies. As with the clinical studies of our nuclear pharmaceutical technologies, the medical groups receive payment by the patients' insurance companies and other payors for treatments and procedures that would normally be a part of the treatment protocol for these patients in the absence of the drug or methodology being studied, but are not reimbursed for any investigational drugs administered to the patients unless such reimbursement has been approved by the FDA. The medical groups also receive fees from the third party sponsors of the clinical studies for participating in the studies.

Through December 31, 2001, approximately 55% of the patients treated by the medical groups we manage are enrolled in the clinical studies of our colloidal P32/MAA technology and approximately 1% are enrolled in third party clinical studies. Approximately 44% of the patients treated by the medical groups are not enrolled in any formal study being conducted by the medical groups.

The following discussion is based on financial information presented as if the acquisition of ISI had taken place as of the earliest period presented.

Results of Operations

Years Ended December 31, 2001 and 2000

Revenues

Revenues for the year ended December 31, 2001, were $954,267, as compared to $1,013,749 for the year ended December 31, 2000. This decrease of $59,482 or 5.9%, was due primarily to the reduction of fees generated in the medical groups we manage as a result of our focus on the development of our nuclear pharmaceutical technologies in the last half of 2001. To date, patient accrual, and income derived from the treatment of those patients, has been dependent to a great extent on our public relations efforts and the resulting media exposure. Our revenues have fluctuated depending on the timing of media exposure.

Costs and Expenses

Costs of revenues were $435,105 for the year ended December 31, 2001, and $418,947 for the year ended December 31, 2000. This increase of $16,158, or 3.9%, was primarily the result of the Company's advertising and public relations efforts in the first half of 2001.

Research and development ("R&D") expenses increased from $791,336 for the year ended December 31, 2000, to $952,633 for the year ended December 31, 2001. This increase of $161,297, or 20.4%, was primarily attributable to costs associated with the preparation of INDs for our nuclear pharmaceutical technologies and costs incurred in generating media exposure. Additionally, a portion of our Director's and Officer's liability insurance is attributable to the increase in R&D expenses, as well as the addition of a key-person life insurance policy on a research physician. This was offset by a reduction in the purchase of isotopes due to our focus on the development of our nuclear pharmaceutical technologies.

R&D expenses for the twelve months ended December 31, 2001 are broken down as follows:

Colloidal P32/MAA technology	$ 445,997
Radioactive Cisplatin technology	483,590
Other	23,046
	$ 952,633

General and administrative expenses were $2,098,512 for the year ended December 31, 2001, and $891,232 for the year ended December 31, 2000. This increase of $1,207,280, or 135.5%, was primarily due to an increase in our bad debt expense against fees receivable of approximately $542,000, an increase in professional fees associated with our status as a publicly held entity and costs incurred in the submission of a registration statement to the Securities and Exchange Commission.

Interest expense was $79,613 for the year ended December 31, 2001, as compared to $3,030 for the year ended December 31, 2000. This increase of $76,583 or 2,527.5%, was due primarily to interest expense recognized on the notes payable issued in August, September and December 2001, as further described under "Liquidity and Capital Resources" below. Additionally, the amortization of the discount related to the warrants issued in connection with the notes payable resulted in interest costs that were not present in the prior year.

Net Loss

For the year ended December 31, 2001, we had a net loss of $2,703,580 ($0.24 per share) versus a net loss of $925,671 ($0.11 per share) for the year ended December 31, 2000. This increase in the loss was due to both the decrease in revenues and increase in costs and expenses as described above.

Liquidity and Capital Resources

At December 31, 2001, our balance sheet reflected cash of $98,259, negative working capital of $999,673 and a current ratio of approximately 0.3 to 1. At December 31, 2000, the balance sheet reflected cash of $1,032,563, working capital of $1,368,119 and a current ratio of 16.0 to 1. This net decrease in cash and working capital is primarily attributable to increases in salaries and related expenses, costs incurred on behalf of the medical groups we managed during 2001 for which we have not been repaid through management fees charged to them and costs incurred in connection with our status as a publicly held entity. This decrease was offset by the notes payable we issued to fund our ongoing operations, as further discussed below.

In addition to losses realized during 2000, we sustained further operating losses of $2,703,580 during the year ended December 31, 2001, and as of that date had a working capital deficit of $999,673 and a net worth deficiency of $855,285. We believe that our current cash reserves are insufficient to finance our operations and we are actively seeking additional funding. To continue our current operations at existing levels, we will require approximately $1,600,000 of additional funds over the next 12 months.

We filed an Investigational New Drug Application with the FDA for the study of our Radioactive Cisplatin technology on June 4, 2001, and on July 9, 2001, we received approval from the FDA to commence the clinical studies. We have begun to incur significant costs in connection with the launch of the Phase I studies. We expect that these costs may exceed $5,000,000 during the first year of the studies. Without additional funding, we will not be able to launch the Phase I studies of our Radioactive Cisplatin technology. Therefore, we need to raise additional funds through equity or debt offerings. Additional funding may not be available to us on favorable terms, or at all. Our ability to obtain such additional funding and to achieve our operating goals is uncertain.

In August and September 2001, we raised $500,000 in a private placement in which we sold, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, 10 units, each consisting of a convertible promissory note in the principal amount of $50,000 and a warrant to purchase 12,500 shares of our common stock. These unsecured notes accrue interest at a rate of 8% per annum and are automatically convertible into shares of our common stock, at a price of $2.00 per share, upon the closing of a private offering of our common stock that we are making. The warrants are exercisable for a period of five years at an exercise price of $2.00 per share.

In December 2001, we raised $130,000 in a private placement in which we sold, pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, 2.6 units, each consisting of a convertible promissory note in the principal amount of $50,000 and a warrant to purchase 12,500 shares of our common stock. The notes accrue interest at a rate of 8% per annum and are automatically convertible into shares of our common stock, at a price of $2.00 per share, upon the closing of a private offering of our common stock that we are making. The notes are secured by a first priority security interest in our patent No. 6,074,626 covering "Radioactive Cisplatin in the Treatment of Cancer". The notes are payable on the earliest of (i) December 26, 2002, (ii) the date of the first closing of a pending private offering of common stock, (iii) the date of consummation of a sale of all or substantially all of our assets or a merger or consolidation involving Isotope Solutions Group, Inc. in which Isotope Solutions Group, Inc. is not the surviving entity, (iv) the date of consummation of the sale or exchange (including by way of merger) of all or substantially all of our outstanding shares of common stock, or (v) upon the termination of the pending private offering of common stock by the placement agent under certain circumstances. If we are unable to repay the principal and accrued interest on the notes when they become due, we could lose our patent rights to our Radioactive Cisplatin technology. The warrants are exercisable for a period of five years at an exercise price of $2.00 per share.

The proceeds of debt issued with the stock purchase warrants related to the August, September and December financings are allocated based on the fair value of the debt without the warrants and of the warrants themselves when issued. Accordingly, we recorded deferred financing costs and additional paid-in capital of $234,000 for the value of the warrants. Such deferred costs are being charged to operations as additional interest expense over the term of the notes.

We are pursuing several different possible ways to solve our existing liquidity problems. We are seeking additional financing through private financing sources, including equity or debt financing. We are evaluating proposals for strategic transactions such as a merger or the sale of certain segments of our business operations.

We are currently making a private offering of a minimum of 1,250,000 shares and a maximum of 2,500,000 shares of our common stock to certain accredited investors, at a price of $2.00 per share. The offering will terminate on May 1, 2002. If the offering is completed, we plan to use the proceeds, less the expenses of the offering, for capital expenditures and general corporate purposes, including internal research and development, clinical trials of our Radioactive Cisplatin technology, toxicity studies and patent fees. The net proceeds will be reduced by the principal amount of the convertible notes sold in August, September and December 2001, which will convert into common stock at a price of $2.00 per share upon the initial closing of the private offering. We cannot assure you that the offering will be completed nor can we assure you that we will obtain the additional funding we need for our operating requirements.

We are offering the common stock in reliance on an exemption from registration for offers and sales of securities that do not involve a public offering. The offering has not been registered under the Securities Act of 1933, and the common stock may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This disclosure is neither an offer to purchase nor a solicitation of an offer to sell securities in any jurisdiction in which such an offer or sale would be unlawful.

In February and March 2002 we received cash advances aggregating $30,000 from certain investors. The terms of these advances have not yet been determined.

In the future we may license our collodial P32/MAA technology and certain related non-proprietary technologies to various radiation oncology facilities. We believe that radiation oncology facilities may be willing to pay license fees to us in order to participate in our clinical studies of these technologies and obtain access to patients who wish to be treated with these technologies. By participating in our studies, these radiation oncology facilities could receive payments from the patients' insurance companies or other payors for services that would normally be a part of the treatment protocol for these patients in the absence of the technology being studied. We believe that the participation of these radiation oncology facilities in the studies may help accelerate data collection for the studies and perhaps ultimately result in earlier approval of these technologies by the FDA. Traditionally, however, radiation oncology facilities and other medical groups do not pay to participate in studies of new technologies prior to the approval of such technologies by the FDA, but rather are typically paid by drug developers to do so. We cannot assure you that we will be able to persuade radiation oncology facilities to pay us license fees to participate in clinical studies of our technologies.

We are also considering entering into joint development arrangements with established biotechnology and pharmaceutical companies seeking promising new technologies, or with established radiopharmaceutical companies seeking to improve their product pipelines. An arrangement with an established company for the joint development of one or both of our principal proprietary technologies could provide us with the necessary funds to accelerate the development of our Radioactive Cisplatin technology and the other radioactive platinum technologies in our product pipeline. We have not entered into any joint development arrangements yet and we cannot assure you that we will be able to do so. Even if we do enter into a joint development arrangement, we cannot assure you that it will be beneficial to us.

Pursuant to our management/license agreements with the medical groups we manage, we have provided the medical groups with working capital advances from time to time. The table below describes the working capital advances we have made to each of Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine, Mitchell E. Levine, M.D., P.C., d/b/a Center for Neuro-Oncology, and New York Medical Oncology, P.C., d/b/a Center for Medical Oncology, and the payments we have received from the medical groups against the advances:

	1997	1998	1999	2000	2001
Stanley E. Order, M.D., P.C.					
Advances	$ 56,154	$ 64,241	$ 27,111	$ 75,000	$207,000
Repayments	-	(120,395)	(27,111)	(20,000)	(146,431)
Interest	-	-	-	169	5,802
Advances receivable – end of period	$ 56,154	-	-	$ 55,169	$121,540
Mitchell E. Levine, M.D., P.C.					
Advances	-	-	555	-	-
Repayments	-	-	-	(555)	-
Interest	-	-	-	-	-
Advances receivable – end of period	-	-	$ 555	-	-
New York Medical Oncology, P.C.					
Advances	-	-	-	91,816	69,064
Repayments	-	-	-	-	(144,000)
Interest	-	-	-	1,510	6,557
Advances receivable – end of period				$ 93,326	$ 24,947

As of December 31, 2001, we recorded a provision of $47,800 against working capital advances receivable from the medical groups.

Cash received from the medical groups is first applied to reduce working capital advances made and is then applied to fees receivable.

Forward-Looking Statements:

Some of the statements in this report are forward-looking statements that involve risks and uncertainties. These forward-looking statements include statements about our plans, objectives, expectations, intentions and assumptions that are not statements of historical fact. You can identify these statements by the following words:

- "may"
- "will"
- "should"
- "estimates"
- "plans"
- "expects"
- "believes"
- "intends"

and similar expressions. We cannot guarantee our future results, performance or achievements. Our actual results and the timing of corporate events may differ significantly from the expectations discussed in the forward-looking statements. You are cautioned not to place undue reliance on any forward-looking statements. Potential risks and uncertainties that could affect our future operating results include, but are not limited to, the risk described in Exhibit 99.1 to this report, including our limited operating history, history of losses, need to raise additional capital, the high risk nature of our business and our dependence on a few managed medical groups, as well as our ability to protect our intellectual property rights.

ITEM 7. FINANCIAL STATEMENTS

The financial statements required by Item 7 are included in this report beginning on page F-1.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On September 29, 2000, we dismissed Scott & Guilfoyle as our independent accountants. Our Board of Directors approved the decision to change independent accountants on September 29, 2000.

The reports of Scott & Guilfoyle on the financial statements for the fiscal years ended June 30, 1999 and 2000 contained no adverse opinion or disclaimer of opinion and were not modified as to uncertainty, audit scope or accounting principles. In connection with its audits for the fiscal years ended June 30, 1999 and 2000, there were no disagreements with Scott & Guilfoyle on any matter of accounting principles or practices, financial statement disclosure, financial or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Scott & Guilfoyle would have caused them to make reference thereto in their report on the consolidated financial statements for such years.

We engaged Lazar Levine & Felix LLP as our new independent accountants as of September 29, 2000. During the fiscal years ended June 30, 1999 and 2000, we did not consult with Lazar Levine & Felix LLP regarding either (i) the application of accounting principles to a specified completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements and either written or oral advice was provided that was an important factor considered by the registrant in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or event identified in response to Item 304(a) (1) (iv) of Regulation S-B.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

ITEM 10. EXECUTIVE COMPENSATION

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Items 9, 10, 11 and 12 is incorporated by reference to the information included in our definitive proxy statement in connection with the Annual Meeting of Shareholders to the held in June 2002, which definitive proxy statement will be filed by April 30, 2002.

ITEM 13. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

Exhibit Number	Description
2.1	Agreement and Plan of Merger dated as of September 8, 2000, by and among the registrant, ISI Merger Sub, Inc., and Molecular Radiation Management, Inc. (1)
3.1	Amended and Restated Certificate of Incorporation.(2)
3.2	Amended and Restated By-Laws.(2)
4.1	Specimen Common Stock Certificate. (3)
10.1	Registration Rights Agreement, dated as of September 8, 2000, by and among Crown Cove Associates, LLC, Jack Schwartzberg, Robert Keating, Bruce Baron, Dennis Shields, Dennis Quirk, Harvey L. Greenberg, Harriet Greenberg, Shraga David Aranoff, Richard Friedman, Jeff Markowitz, Lawrence Kaplan, Stanley Kaplan, Edmond O'Donnell, and the registrant. (4)
10.2	Employment Agreement, dated as of September 8, 2000, by and between the registrant and Jack Schwartzberg. (4)
10.3	Employment Agreement, dated as of September 8, 2000, by and between the registrant and Shraga D. Aranoff. (4)
10.4	Practice Management Services Agreement by and between Stanley E. Order, M.D., P.C. d/b/a Center for Molecular Medicine, and Molecular Radiation Management, Inc., dated as of December 1, 1997. (4)
10.5	Practice Management Services Agreement by and between Mitchell E. Levine, M.D., P.C. and Molecular Radiation Management, Inc., dated as of January 1, 2000. (4)
10.6	Practice Management Services Agreement by and between New York Medical Oncology, P.C. and Molecular Radiation Management, Inc., dated as of September 1, 2000. (4)
10.7	Lease dated as of August 1, 2000 by and between Scott Hotel Company, LLC, and Molecular Radiation Management, Inc. (4)
10.8	License Agreement dated as of November 24, 1997, by and between Nassau Radiologic Group, P.C. and Molecular Radiation Management, Inc. (4)
10.9	Registrant's 2000 Long-Term Incentive Plan, as amended. (3)
10.10	General Consulting Agreement, dated August 18, 2000, by and between Center for Molecular Medicine and Chesapeake Regulatory Group.(6)
10.11	Intellectual Property Addendum to Practice Management Services Agreement, dated March 27, 2001, by and among Isotope Solutions, Inc., Molecular Radiation Management, and New York Medical Oncology, P.C. (d/b/a Center for Medical Oncology).(6)

10.12	Intellectual Property Addendum to Practice Management Services Agreement, dated March 27, 2001, by and among Isotope Solutions, Inc., Molecular Radiation Management, and Stanley E. Order, M.D., P.C. (d/b/a Center for Molecular Medicine).(6)
10.13	Intellectual Property Addendum to Practice Management Services Agreement, dated March 27, 2001, by and among Isotope Solutions, Inc., Molecular Radiation Management, and Mitchell E. Levine, M.D., P.C. (d/b/a Center for Neuro-Oncology). (6)
10.14	Assignment of Patent No. 5,424,288, dated March 29, 1999, by Dr. Stanley E. Order to Molecular Radiation Management, Inc.(6)
10.15	Assignment of Patent No. 5,538,726, dated August 8, 2000, by Dr. Stanley E. Order to Molecular Radiation Management, Inc.(6)
10.16	Assignment of Patent Application Serial Number 09/272,549, dated March 29, 1999, by Dr. Stanley E. Order to Molecular Radiation Management, Inc.(6)
10.17	Practice Management Services Termination Agreement, dated July 10, 2001, by and between Isotope Solutions, Inc. and New York Medical Oncology, P.C. (7)
10.18	Form of warrant agreement for warrants issued to G-V Capital, Inc. and its designees on September 26, 2000. (5)
10.19	Form of note issued to private purchasers of units in August 2001.*
10.20	Form of warrant issued to private purchasers of units in August 2001.*
10.21	Form of note issued to private purchasers of units in December 2001.*
10.22	Form of warrant issued to private purchasers of units in December 2001.*
10.23	Security Agreement between the registrant and the purchasers of notes in December 2001.*
10.24	Revolving Note between Stanley E. Order, M.D., P.C. (d/b/a Center for Molecular Medicine) and Isotope Solutions, Inc., dated as of July 1, 2001.*
10.25	Security Agreement between Stanley E. Order, M.D., P.C. (d/b/a Center for Molecular Medicine) and Isotope Solutions, Inc., dated as of July 1, 2001.*
21.1	Subsidiaries of the registrant. (5)
23.1	Consent of Lazar Levine & Felix LLP.*
23.2	Consent of Kurcias, Jaffe & Company LLP.*
99.1	Risk Factors.*

----

* Filed herewith.

(1) Incorporated by reference to our Current Report on Form 8-K filed on September 19, 2000.

(2) Incorporated by reference to our Current Report on Form 8-K filed on December 6, 2001.

(3) Incorporated by reference to our Registration Statement on Form S-8 filed on December 28, 2002. (File No. 333-76070)

(4) Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000, filed on September 28, 2000.

(5) Incorporated by reference to our Registration Statement on Form SB-2, filed on February 7, 2001. (File No. 333-55194)

(6) Incorporated by reference to our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2000, filed on April 2, 2001.

(7) Incorporated by reference to our Current Report on Form 8-K, filed July 12, 2001.

(b) Reports on Form 8-K

On December 6, 2001, we filed a Form 8-K containing disclosure under Item 9 regarding the adoption by our board of directors of our Amended and Restated Bylaws and the approval by our board of directors of an amendment to our 2000 Long-Term Incentive Plan to change its name to "Isotope Solutions Group, Inc. 2000 Long-Term Incentive Plan."

On November 20, 2001, we filed a Form 8-K containing disclosure under Item 9 regarding the approval by our shareholders of (i) an amendment and restatement to our certificate of incorporation effecting, among other things, the change of our name to "Isotope Solutions Group, Inc.," (ii) an increase in the number of shares of common stock that may be awarded under our 2000 Long-Term Incentive Plan to 2,500,000 shares and (iii) certain proposed payments and/or property transfers to be made pursuant to the employment agreements between Isotope Solutions Group and each of Jack Schwartzberg, Chief Executive Officer, President and Chairman, and Shraga David Aranoff, Vice President, Chief Operating Officer and Treasurer, the reimbursement and termination provisions of the option agreements between Isotope Solutions Group and each of Jack Schwartzberg and Shraga David Aranoff, and the vesting provisions of the 2000 Long-Term Incentive Plan for purposes of excluding such payments and/or property transfers from the "parachute payment" provisions of Sections 280G and 4999 of the Internal Revenue Code of 1986.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 28, 2002.

ISOTOPE SOLUTIONS GROUP, INC.

By /s/ Shraga David Aranoff
Shraga David Aranoff, Chief Operating Officer and Vice President

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated below.

Signature	Title	Date
/s/ Jack Schwartzberg Jack Schwartzberg	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 28, 2002
/s/ Shraga D. Aranoff Shraga D. Aranoff	Chief Operating Officer, Vice President and Treasurer (Principal Accounting Officer), Director	March 28, 2002
/s/ Harry Barnett Harry Barnett	Director	March 28, 2002
/s/ Stanley F. Barshay Stanley F. Barshay	Director	March 28, 2002
/s/ Jay M. Haft Jay M. Haft	Director	March 28, 2002

INDEX TO THE FINANCIAL STATEMENTS

Independent Auditors' Report

To the Board of Directors and Shareholders
Isotope Solutions Group, Inc.
Garden City, New York

We have audited the accompanying consolidated balance sheets of Isotope Solutions Group, Inc. (a New York corporation) and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Isotope Solutions Group, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Unites States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred losses of $2,703,580 and $925,671 for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001, current liabilities exceed current assets by $999,673 and total liabilities exceed total assets by $855,285. These factors, and others discussed in Note 2, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

LAZAR LEVINE & FELIX LLP

New York, New York
February 8, 2002, except for the
last paragraph of Note 2, the date
of which is March 21, 2002

ISOTOPE SOLUTIONS GROUP, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

- ASSETS -

	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	$ 98,259	$1,032,563
Fees receivable – net of allowance for doubtful accounts of $1,634,545 and $520,000 for 2001 and 2000, respectively (Note 4a)	-	181,647
Income tax refund receivable	-	15,258
Loans and advances – net (Note 4b)	98,687	98,495
Deferred tax asset (Note 10)	-	36,550
Prepaid expenses and other	265,557	94,893
TOTAL CURRENT ASSETS	462,503	1,459,406
FIXED ASSETS – NET (Note 5)	65,481	90,209
OTHER ASSETS:		
Intangible assets – net (Note 6)	76,213	13,386
Security deposits and other	2,694	2,694
Deferred tax asset (Note 10)	-	104,787
	78,907	120,867
	$ 606,891	$1,670,482

- LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) -

	2001	2000
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$ 832,176	$ 91,287
Notes payable (Note 7)	630,000	-
TOTAL CURRENT LIABILITIES	1,462,176	91,287
COMMITMENTS AND CONTINGENCIES (Notes 11, 12 and 13)		
SHAREHOLDERS' EQUITY (Notes 7, 8 and 9):		
Preferred stock, par value $.001; authorized 1,000,000 shares; none issued and outstanding	-	-
Common stock, par value $.001; authorized 50,000,000 shares; 11,052,232 shares issued and outstanding in 2001 and 2000	11,052	11,052
Additional paid-in capital	2,739,607	2,470,507
Accumulated deficit	(3,605,944)	(902,364)
	(855,285)	1,579,195
	$ 606,891	$1,670,482

See accompanying notes.

ISOTOPE SOLUTIONS GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE:		
Management fees	$ 869,667	$ 884,249
License fees	84,600	129,500
	954,267	1,013,749
COSTS AND EXPENSES:		
Costs of revenues	435,105	418,947
Research and development	952,633	791,336
General and administrative expenses	2,098,512	891,232
Interest expense	79,613	3,030
Interest and other income	(29,490)	(24,518)
	3,536,373	2,080,027
LOSS BEFORE PROVISION (CREDIT) FOR INCOME TAXES	(2,582,106)	(1,066,278)
Provision (credit) for income taxes (Note 10)	121,474	(140,607)
NET LOSS	$(2,703,580)	$ (925,671)
LOSS PER COMMON SHARE:		
Basic and diluted	$ (0.24)	$ (0.11)
WEIGHTED AVERAGE SHARES OUTSTANDING	11,052,232	8,451,616

See accompanying notes.

ISOTOPE SOLUTIONS GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders' Equity (Deficit)
Balance at December 31, 1999	8,004,014	$ 8,004	$ 322,473	$ 23,307	$ 353,784
Shares issued in private placements	2,880,831	2,881	2,013,204	-	2,016,085
Compensatory shares	167,387	167	134,830	-	134,997
Net loss for the year	-	-	-	(925,671)	(925,671)
Balance at December 31, 2000	**11,052,232**	**11,052**	**2,470,507**	**(902,364)**	**1,579,195**
Compensatory options	**-**	**-**	**35,100**	**-**	**35,100**
Warrants issued in connection with notes payable	**-**	**-**	**234,000**	**-**	**234,000**
Net loss for the year	**-**	**-**	**-**	**(2,703,580)**	**(2,703,580)**
Balance at December 31, 2001	**11,052,232**	**$ 11,052**	**$ 2,739,607**	**$ (3,605,944)**	**$ (855,285)**

See accompanying notes.

ISOTOPE SOLUTIONS GROUP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (2,703,580)	$ (925,671)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation and amortization	31,962	13,984
Allowance for doubtful accounts	1,112,345	570,000
Deferred taxes	141,337	(141,337)
Compensatory shares	-	134,997
Compensatory options	35,100	-
Amortization of discount on notes payable	64,700	-
Changes in operating assets and liabilities:		
Fees receivable	(932,898)	(266,226)
Prepaid expenses and other	13,894	(85,131)
Accounts payable and accrued expenses	740,889	17,146
Deferred revenue	-	(72,000)
Net cash (used) in operating activities	(1,496,251)	(754,238)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(5,232)	(93,940)
Loans and advances	2,008	(147,940)
Patent costs	(64,829)	(6,549)
Net cash (used) in investing activities	(68,053)	(248,429)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from debt	630,000	-
Net proceeds from sale of common shares	-	2,016,085
Net cash provided by financing activities	630,000	2,016,085
NET (DECREASE) INCREASE IN CASH	(934,304)	1,013,418
CASH, BEGINNING OF YEAR	1,032,563	19,145
CASH, END OF YEAR	$ 98,259	$ 1,032,563
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Interest paid	$ 681	$ 3,030
Income taxes paid	2,020	3,901

See accompanying notes.

ISOTOPE SOLUTIONS GROUP, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 - DESCRIPTION OF BUSINESS:

Isotope Solutions Group, Inc., formerly known as EDG Capital, Inc. ("the Company"), was incorporated in the State of New York on August 13, 1990, and was considered a development stage company until September 2000. On September 13, 2000, the Company merged with Isotope Solutions Inc., ("ISI") a New York corporation formerly known as Molecular Radiation Management, Inc. ("the Acquisition"). In November 2001, the Company's Certificate of Incorporation was amended to change its name from EDG Capital, Inc. to Isotope Solutions Group, Inc.

The Acquisition was effected pursuant to an Agreement and Plan of Merger (the "Agreement"), dated September 8, 2000, by and among the Company, MRM Merger Sub, Inc., a New York corporation and a wholly owned subsidiary of the Company ("Merger Sub"), and ISI. On September 13, 2000, Merger Sub was merged with and into ISI, with ISI being the surviving corporation, and ISI became a wholly-owned subsidiary of the Company.

Pursuant to the Agreement, all of ISI's outstanding common stock, excluding its treasury stock which was cancelled, was converted into the right to receive an aggregate of 7,440,005 shares of the Company's common stock. Simultaneously with the closing of the Acquisition, the Company effected (a) a 2.57315 for one stock split in the form of a stock dividend payable to shareholders of record on August 23, 2000 (with all fractional shares being rounded up), and (b) raised gross proceeds of $2,100,000 from a private placement to accredited investors, of 2,603,844 shares of common stock at a price of $.8065 per share.

The merger was accounted for and retroactively restated as a recapitalization rather than a business combination and accordingly, no goodwill has been recognized in this transaction. Historical information presented herein, for periods prior to the merger, have been restated to reflect only the operations of ISI, the operating company and the new reporting entity. The Company, which had no operations prior to the recapitalization, has also adopted the fiscal year end of ISI, which is December 31.

ISI is a biopharmaceutical company that began operations in 1998 as a medical group management company. Although most of its revenues are still derived from its medical group management operations, today ISI is focused primarily on the development of nuclear pharmaceutical technologies for therapeutic use in the treatment of various cancers. With the help of the medical groups it manages, ISI is developing two anti-cancer nuclear pharmaceutical technologies for which it owns the U.S. patent rights: 195mPt-Cisplatin ("Radioactive Cisplatin"), a radioactive variation of a commonly used chemotherapy drug, and colloidal P32 macro-aggregated albumin ("colloidal P32/MAA"), a nuclear-isotope use and delivery system. Pursuant to long-term contracts with these unrelated medical groups ("Practice Management Services Agreements"), ISI provides them with business, financial and marketing support while they conduct research and treat patients using ISI's technologies and traditional cancer treatment techniques. ISI charges the medical groups administrative fees for its services and license fees for the use of its nuclear pharmaceutical technologies in their practices. ISI owns all right, title and interest to any and all improvements to the nuclear pharmaceutical technologies that derive from the medical groups' research.

NOTE 2 - GOING CONCERN UNCERTAINTY:

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. As shown in the financial statements, the Company has incurred losses of $2,703,580 and $925,671 for the years ended December 31, 2001 and 2000, respectively. At December 31, 2001, current liabilities exceed current assets by $999,673, total liabilities exceed total assets by $855,285 and the accumulated deficit aggregated $3,605,944. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations.

Operating losses have had a negative effect on the Company's cash balance. During the past two years, the Company has not generated positive cash flows from operations and has funded its operations primarily with the proceeds from the sale of equity securities as well as from the proceeds of debt. The Company will need to raise more money to continue to finance its operations and expects that significant additional resources will need to be expended in order to continue its research and development activities.

The Company is currently making a private offering of a minimum of 1,250,000 shares and a maximum of 2,500,000 shares of common stock to certain accredited investors, at a price of $2.00 per share. The offering will terminate on May 1, 2002. If the offering is completed, the Company plans to use the proceeds, less the related expenses, for capital expenditures and general corporate purposes, including internal research and development, clinical trials of its Radioactive Cisplatin technology, toxicity studies and patent fees. The net proceeds will be reduced by the principal amount of the convertible notes sold in August, September and December 2001, which will convert into common stock at a price of $2.00 per share upon the initial closing of the private offering. The Company cannot assure you that the offering will be completed or that it will be able to obtain the additional funding needed for operating requirements. The Company is offering the common stock in reliance on an exemption from registration for offers and sales of securities that do not involve a public offering. The offering has not been registered under the Securities Act of 1933, and the common stock may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. See also Note 7.

In February and March 2002, subsequent to the balance sheet date, the Company received cash advances aggregating $30,000 from certain investors. The terms of these advances have not yet been determined.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a) Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Isotope Solutions Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Practice Management Services Agreements (the "Agreements") entered into by ISI and the medical groups it manages are typically for a 30-year term and can be terminated by ISI for cause. ISI provides a comprehensive range of non-medical services but does not have the authority over (i) the medical groups' scope of services provided; (ii) patient acceptance policies; (iii) approval of operating and capital budgets and (iv) decisions relating to the compensation of the groups' licensed medical professionals and the selection and hiring of such professionals.

Accordingly, under the guidance of Emerging Issues Task Force 97-2 (EITF 97-2), the Company does not consolidate the financial statements of the medical groups with its own since under the terms of the Agreements, ISI did not and will not obtain a controlling financial interest in such groups.

(b) Estimates and Assumptions:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Financial Instruments:

The carrying amount of the Company's financial instruments, which include cash equivalents, fees receivable, loans and advances, accounts payable and debt, approximates their fair value at December 31, 2001 and 2000.

(d) Concentration of Credit Risk:

Financial instruments which potentially subject the Company to concentrations of credit risk are cash equivalents and fees receivable. The Company, from time to time, maintains cash balances that exceed the federal depository insurance coverage limit. The Company performs periodic reviews of the relative credit rating of its bank to lower its risk. With respect to fees receivable, the Company limits its credit risk by performing ongoing credit evaluations and, has a security interest in the accounts receivable of the medical groups it manages. See also Note 4.

(e) Cash and Cash Equivalents:

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(f) *Fixed Assets and Depreciation:*

Fixed assets are recorded at cost. Depreciation of the Company's fixed assets is computed using the straight-line and modified accelerated methods. Amortization of leasehold improvements is provided using the straight-line method over the term of the related lease. Replacements and major improvements are capitalized; maintenance and repairs are expensed as incurred. Gains or losses on asset dispositions are included in the determination of net income.

The average estimated useful lives are as follows:

	Years
Computer and telephone equipment	5 - 7
Medical equipment	5
Furniture and fixtures	7

(g) *Intangible Assets:*

Intangible assets are comprised of patents and intellectual property. All intangible assets are amortized using the straight-line method, over their remaining useful lives, ranging from 10 to 20 years. Intangibles are periodically reviewed to assess recoverability from future operations using undiscounted cash flows in accordance with SFAS No. 121 "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of*". To the extent carrying values exceed fair values, an impairment loss is recognized in operating results.

(h) *Stock-Based Compensation:*

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for such stock option grants in accordance with APB Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25) and related Interpretations because the Company believes the alternative fair value accounting provided for under SFAS 123 "*Accounting for Stock-Based Compensation*" requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Company applies SFAS 123 in accounting for stock options issued to nonemployees. The compensation cost that has been charged to operations for stock options issued to nonemployees was $35,100 for the 2001 year.

(i) *Income Taxes:*

The asset and liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for operating loss and tax credit carry forwards and for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(j) Revenue Recognition:

The Company has entered into various agreements to provide full business support to various unrelated medical groups (See Note 1). The services the Company provides includes, but is not limited to, treatment and laboratory space, furnishings and equipment, medical supplies and medicines, clerical and other non-medical services and staff, managerial and administrative services, consulting, and billing and collection. Revenues generated from such services are recognized as such services are provided. In addition, the Company also licenses several patents to these medical groups for treating solid tumor cancer for which a monthly license fee is charged.

The Company charges the medical groups license fees on a monthly basis and management fees on a weekly and monthly basis. The weekly management fee covers consulting, billing and collection services and medical supplies. The monthly management fee covers treatment and laboratory space, furnishings and equipment, clerical services and staff and managerial and administrative services. The billing and collection services portion of the weekly management fee is based upon a percentage of the medical groups' billings. The consulting and medical supplies portions of the weekly management fee are each equal to the Company's actual costs plus a percentage of such costs as a markup.

The Agreements entered into with the medical groups do not provide for relief against amounts owed to the Company. Management fees owed are based on the original amounts billed, whether or not the medical groups experience write-offs of uncollectible amounts from their patients and/or their patients insurance carriers. However, the Company provides for an allowance against fees receivable to reflect the medical groups' ability to pay (i.e. cash generated by the medical groups upon collections of patient receivables). The Company has evaluated the patient receivables of each individual practice group, and, based on this analysis, has determined that an allowance of $1,634,545, the aggregate amount of fees receivable, is required at December 31, 2001.

(k) Marketing and Business Promotion:

The Company expenses all marketing and business promotion expenditures as incurred. The Company incurred $175,039 and $76,209 in marketing and business promotion costs during 2001 and 2000, respectively.

(l) Research and Development Expenses:

Research and development ("R&D") costs are charged to expense when incurred and aggregated $952,633 and $791,336 for 2001 and 2000, respectively. Expenses directly related to R&D activities include the purchase of nuclear products (isotopes), key-person life insurance on a research physician and consulting fees incurred in the development of the Company's technologies. The Company also allocates certain overhead costs to R&D such as: (a) officers' salaries and related expenses based on administrative time spent towards such activities; (b) rent based on space deemed utilized for such purposes; and (c) telephone based on usage.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(m) Earnings (Loss) per Common Share:

Earnings per common share are calculated under the provisions of SFAS No. 128, "*Earnings per Share,*" which established new standards for computing and presenting earnings per share. SFAS No. 128 requires the Company to report both basic earnings per share, which is based on the weighted-average number of common shares outstanding, and diluted earnings per share, which is based on the weighted-average number of common shares outstanding plus all potential dilutive common shares outstanding.

(n) New Accounting Standards:

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "*Revenue Recognition in Financial Statements*" (SAB No. 101). SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. Subsequently, SAB Nos. 101A and 101B were issued delaying the implementation of SAB No. 101 to the fourth quarter of 2000. The SAB required companies to report any changes in revenue recognition as a cumulative change in accounting principles at the time of implementation in accordance with Accounting Principles Board ("APB") Opinion 20, "Accounting Changes". The adoption of SAB 101 did not have a material impact on the Company's financial position or results of operations.

In March 2000, the FASB issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 became effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on the Company's financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "*Business Combinations*" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations completed after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written-off when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires purchased intangible assets to be amortized over their estimated useful lives unless these lives are determined to be indefinite. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS 142 on its operating results and financial condition.

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144"), that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supercede SFAS 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,*" and portions of Accounting Principles Board Opinion 30, "*Reporting the Results of Operations*". This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

(o) Reclassifications:

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to classifications used in the current period.

NOTE 4 - FEES RECEIVABLE/LOANS AND ADVANCES:

(a) Fees Receivable:

As of December 31, 2001 and 2000, fees receivable consisted of management fees and license fees due from medical groups managed by the Company. In July 2001, the Company terminated its management/license agreement with one of the three medical groups it managed. The Company has evaluated the patient receivables of each individual practice group, and, based on this analysis, has determined that an allowance of $1,634,545, the aggregate amount of fees receivable, is required at December 31, 2001.

(b) Loans and Advances:

The Company periodically makes working capital advances to the medical groups it manages. Such advances bear interest at an annual rate of 8%. Interest earned for 2001 and 2000 aggregated $12,359 and $1,680, respectively, and is included in the net balance receivable as of December 31, 2001 and 2000 of $98,687 and $98,495, respectively.

Repayments made by the three medical groups are first applied to reduce the working capital advances and then to fees receivable.

As of December 31, 2001 and 2000, the Company has recorded an allowance of $47,800 and $50,000, respectively, against the working capital balances of two groups in 2001 and one group in 2000.

NOTE 5 – FIXED ASSETS:

Fixed assets consisted of the following as of December 31, 2001 and 2000.

	2001	2000
Computer and telephone equipment	$ 52,873	$ 85,683
Medical equipment	5,229	5,229
Furniture and fixtures	11,516	21,052
Leasehold improvements	49,822	49,822
	119,440	161,786
Less: accumulated depreciation and amortization	53,959	71,577
	$ 65,481	$ 90,209

Depreciation and amortization of fixed assets amounted to $29,959 and $13,428 for 2001 and 2000, respectively.

NOTE 6 - INTANGIBLE ASSETS - PATENTS:

The Company owns all rights to three patents developed by a principal physician of one of the managed medical groups, which were assigned to ISI at a nominal cost of $1.00 each. The physician assigned the patents to ISI because ISI agreed to help him establish a practice and to provide the space, supplies, equipment and working capital advances, pursuant to the management/license agreement, to enable him to do so. Fees associated with establishing, filing and re-registering these patents have been capitalized and are being amortized over their remaining useful lives ranging from 10 to 20 years. Amortization for the years ended 2001 and 2000 aggregated $2,003 and $556, respectively.

NOTE 7 – NOTES PAYABLE :

In August and September 2001, the Company raised $500,000 in a private placement from the sale of 10 units, each consisting of a convertible promissory note in the principal amount of $50,000 and a warrant to purchase 12,500 shares of Company common stock. These unsecured notes accrue interest at a rate of 8% per annum, mature one year from date of issuance and are automatically convertible into shares of common stock, at a price of $2.00 per share, upon the closing of a private offering of Company common stock. The warrants are exercisable for a period of five years at an exercise price of $2.00 per share.

In December 2001, the Company raised $130,000 in a private placement from the sale of 2.6 units, each consisting of a convertible promissory note in the principal amount of $50,000 and a warrant to purchase 12,500 shares of our common stock. The notes accrue interest at a rate of 8% per annum and are automatically convertible into shares of common stock, at a price of $2.00 per share, upon the closing of a private offering of common stock. The notes are secured by a first priority security interest in our patent No. 6,074,626 covering "Radioactive Cisplatin in the Treatment of Cancer". The notes are payable on the earliest of (i) December 26, 2002, (ii) the date of the first closing of a pending private offering of common stock, (iii) the date of consummation of a sale of all or substantially all assets or a merger or consolidation involving Isotope Solutions Group, Inc. in which Isotope Solutions Group, Inc. is not the surviving entity, (iv) the date of consummation of the sale or exchange (including by way of merger) of all or substantially all outstanding shares of common stock, or (v) upon the termination of the pending private offering of common stock by the placement agent under certain circumstances. If the Company is unable to repay the principal and accrued interest on the notes when they become due, the Company could lose its patent rights to the Radioactive Cisplatin technology. These warrants are also exercisable for a period of five years at an exercise price of $2.00 per share.

In accordance with APB No. 14, the proceeds of debt issued with stock purchase warrants should be allocated based on the fair value of the debt without the warrants and of the warrants themselves when issued. Accordingly, the Company has recorded deferred financing costs and additional paid-in capital of $234,000 for the value of the warrants. Such deferred costs are being charged to operations as additional interest expense over the term of the notes.

NOTE 8 - SHAREHOLDERS' EQUITY:

In November 2001, the Company's Certificate of Incorporation was amended to change its name from EDG Capital, Inc. to Isotope Solutions Group, Inc., and to authorize the issuance of up to 1,000,000 shares of preferred stock, $.001 par value per share. The Company's authorized capital also consists of 50,000,000 shares of common stock, $.001 par value per share.

As discussed in Note 1, the Company issued an aggregate of 7,440,005 shares of its common stock to the former shareholders of ISI in exchange for their shares of ISI's capital stock, in a merger transaction accounted for retroactively as a recapitalization. Simultaneously with this recapitalization, the Company effected a 2.57315-for-one stock split in the form of a stock dividend.

All share and per share amounts reflect the stock split and recapitalization for all periods presented.

In May 2000, the Company issued 60,000 (post split) shares of its common stock for net proceeds of $15,000 in a private placement.

In September 2000, the Company completed the sale of 2,603,844 (post-split) shares of its common stock at a per share price of $.8065, realizing net proceeds of $1,826,085. The Company also issued 104,000 shares of its common stock to two finders of the acquisition (see Note 1) which shares were valued in the aggregate at $83,876.

In November 2000, the Company issued 63,387 shares of common stock in lieu of payment of legal fees aggregating $51,121.

In December 2000, the Company completed the sale of 216,987 shares of its common stock in a private offering and realized net proceeds of $175,000.

In July 2001, the Company issued options to purchase a total of 30,000 shares of the Company's stock at an exercise price of $3.00 per share to two consultants, and accordingly, recognized $35,100 of compensation expense.

NOTE 9 - STOCK OPTION PLAN:

In September 2000, the Company adopted the EDG Capital, Inc. 2000 Long-Term Incentive Plan. In November 2001, the Company amended the Plan to change the name to the Isotope Solutions Group, Inc. 2000 Long-Term Incentive Plan (the "Plan") and to increase the maximum number of shares of common stock that may be issued under the Plan to 2,500,000 shares from 1,247,983. The Plan, which expires on December 31, 2010, authorizes the grant of individual incentive stock options or non-qualified options to purchase shares of the Company's common stock. As of December 31, 2001, the Company had issued options to purchase an aggregate of 1,003,000 shares of common stock under the Plan.

Pro forma information regarding net income and earnings per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2001 and 2000; risk-free interest rate of 4.54% and 6.02% respectively, dividend yield of 0% for both years, volatility factor of the expected market price of the Company's common stock of 78% and 13% respectively, and a weighted-average expected life of the option of 2½ years for both years.

NOTE 9 - STOCK OPTION PLAN (continued):

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

	2001	2000
Pro forma net (loss)	$(2,832,535)	$(978,171)
Pro forma (loss) per common share:		
Basic and diluted	(0.26)	(0.12)

A summary of the Company's stock option activity, and related information for the years ended December 31, 2000 and 2001 follows:

	Options	Weighted-Average Exercise Price
Outstanding at January 1, 2000	-	$ -
Granted	673,000	0.81
Exercised	-	-
Outstanding at December 31, 2000	673,000	0.81
Granted	405,000	2.75
Exercised	-	-
Forfeited	(75,000)	0.99
Outstanding at December 31, 2001	1,003,000	1.59
Exercisable at the end of December 31, 2000	-	
Exercisable at the end of December 31, 2001	231,000	
Weighted-average fair value of options granted during 2000	$ 0.52	
Weighted-average fair value of options granted during 2001	$ 1.07	

The weighted-average remaining contractual life of these options is 3 years.

NOTE 10 - INCOME TAXES:

The provision (credit) for income taxes is composed of the following:

	2001	2000
Current:		
Federal	$ -	$ -
State	-	-
Deferred:		
Federal	94,750	(110,236)
State	26,724	(30,371)
	$ 121,474	$ (140,607)

At December 31, 2001, the Company has net operating loss carryforwards (NOLs) of approximately $2,125,000 for income tax purposes that expire in years beginning 2020 and accordingly has a deferred tax asset of approximately $722,000. The Company has not recorded a deferred tax asset since utilization of such is dependent on future taxable profits and it is unknown at the present time when future taxable profits will be realized.

The components of deferred income taxes are as follows:

	2001	2000
Net operating loss carryforward	$ 722,000	$ 246,337
Less: valuation allowance	(722,000)	(105,000)
	$ -	$ 141,337

The reconciliation of income tax computed at the U.S. federal statutory tax rates to income tax expense is:

	2001	2000
Tax at U.S. statutory rates	(34.00)%	(34.00)%
State income taxes net of federal tax benefit	(5.28)	(5.91)
Other – including net operating loss	34.58	26.72
	(4.70)%	(13.19)%

NOTE 11 - COMMITMENTS AND CONTINGENCIES:

(a) ***Office Lease:***

In September 2000, the Company entered into a lease for office space which lease expires on April 30, 2003. This lease provides for an annual rent of $56,100.

(b) ***License Fee:***

The Company pays a monthly licensing fee of $25,000 to an unrelated entity for the use of its equipment, office space and technical support staff. This fee is subject to annual review.

NOTE 11 - COMMITMENTS AND CONTINGENCIES (continued):

(c) ***Employment Agreements:***

Effective September 8, 2000, the Company entered into an employment agreement with its President/Chief Executive Officer. This agreement, which expires on September 7, 2003, includes provisions for automatic extensions, causes for terminations and non-compete provisions. The agreement provides for an annual salary of $200,000, performance bonuses as determined by the board of directors, the grant of options to purchase 175,000 shares of the Company's common stock and certain other perquisites and benefits.

Effective September 8, 2000, the Company also entered into an employment agreement with its Vice President/Chief Operating Officer. This agreement, which expires on September 7, 2003, includes provisions for automatic extensions, causes for termination and non-compete provisions. The agreement provides for an annual salary of $125,000, performance bonuses as determined by the board of directors, the grant of options to purchase 100,000 shares of the Company's common stock and certain other perquisites and benefits.

(d) ***Government Regulations:***

The Company is subject to significant governmental regulations since a pharmaceutical product generally cannot be sold in the United States until it has been approved by the Food and Drug Administration ("FDA"). Clinical testing and the FDA approval process for a new product usually lasts several years and involves substantial financial and other resources.

NOTE 12 - ECONOMIC DEPENDENCY:

The Company purchased raw materials for its nuclear pharmaceuticals primarily from two suppliers in 2001 and 2000. Purchases approximated $46,175 and $118,130, for 2001 and 2000, respectively.

NOTE 13 - LEGAL PROCEEDINGS:

In May 2001, the Company was advised by Dr. Stanley E. Order that Associates in Radiation Oncology, P.A. had contacted him by letter dated April 30, 2001 and claimed that it was entitled to 50% of all royalties or fees obtained by Dr. Order from patent No. 5,538,726. Associates in Radiation Oncology's claim is apparently based on an agreement between Dr. Order and Cooper Hospital/University Medical Center dated June 5, 1991, pursuant to which Dr. Order became a clinical professor of radiology at the Robert Wood Johnson Medical School and a member of Associates in Radiation Oncology. Dr. Order left the medical school and ended his relationship with Associates in Radiation Oncology in December 1997, when he formed Stanley E. Order, M.D., P.C., d/b/a/ Center for Molecular Medicine, a medical practice group managed by the Company. The agreement between Dr. Order and Cooper Hospital/University Medical Center provided that, in the event that research was carried out with any corporate entity on a royalty or percentage return basis, Dr. Order would receive 50% of the income, 25% would be remitted to a certain Radiation Research Fund, which is now defunct, and 25% would be remitted to Associates in Radiation Oncology. The agreement also provided that in the event Dr. Order severed his relationship with Associates in Radiation Oncology, his percentage payment of any royalty payments or fees would continue. The agreement did not address the ownership or use of any patents or technology and was silent regarding assignment of any patents or technology. Associates in Radiation Oncology claims that the fees for obtaining the patent were paid by Associates in Radiation Oncology with the presumption of return based on future earnings.

NOTE 13 - LEGAL PROCEEDINGS (continued):

At present, the Company is not aware that any litigation has been commenced in this matter and believes that Associates in Radiation Oncology's claim is without merit. The Company and Dr. Order believe that they have meritorious defenses to this claim and intend to defend against this claim vigorously.

Independent Auditors' Report

To the Board of Directors
Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine
Garden City, New York

We have audited the accompanying balance sheet of Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine (a New York corporation) as of December 31, 2001, and the related statements of operations and deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The 2000 financial statements were compiled by us. We did not audit or review those financial statements and, accordingly, express no opinion or other form of assurance on them.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

As shown in the financial statements, the Company incurred a net loss of $970,266 for the year ended December 31, 2001 and has also incurred a substantial loss for the previous year. As of December 31, 2001, current liabilities/liabilities exceed current assets/assets by $1,316,474. These factors, and the others discussed in Note 6 of the notes to the financial statements, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

KURCIAS, JAFFE & COMPANY LLP

January 28, 2002
Great Neck, New York

STANLEY E. ORDER, M.D., P.C.,
D/B/A CENTER FOR MOLECULAR MEDICINE
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000

ASSETS	2001 (audited)	2000 (unaudited)
Current Assets:		
Cash	$ 5,000	$ 17,628
Accounts receivable, net	93,687	182,654
Other current assets	65,601	65,705
Current Assets / Total Assets	$ 164,288	$ 265,987
LIABILITIES AND STOCKHOLDER'S (DEFICIENCY)		
Current Liabilities:		
Management/licensing fee payable – ISI	$ 1,236,637	$ 486,677
Working capital advances – ISI	121,540	55,169
Accounts payable and other current liabilities	122,585	61,989
Current Liabilities	1,480,762	603,835
Long – term Liabilities	-	8,360
Total Liabilities	1,480,762	612,195
Stockholder's (Deficiency):		
Common stock, $.001 par value, 1,000 shares authorized, issued and outstanding	1	1
Additional paid-in capital	99	99
Accumulated (Deficit)	(1,316,574)	(346,308)
Stockholder's (Deficiency)	(1,316,474)	(346,208)
Total Liabilities and Stockholder's (Deficiency)	$ 164,288	$ 265,987

See accompanying notes.

STANLEY E. ORDER, M.D., P.C.,
D/B/A CENTER FOR MOLECULAR MEDICINE
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 (audited)	2000 (unaudited)
Fee revenue	$ 754,273	$ 945,037
Operating expenses:		
Doctors' compensation	420,417	430,000
Management/licensing fee - ISI	754,530	794,444
Insurance	80,529	48,191
Other operating expenses	468,783	66,444
Total operating expenses	1,724,259	1,339,079
Operating (loss)	(969,986)	(394,042)
Provision for state income taxes	(280)	(280)
Net (loss)	(970,266)	(394,322)
Retained earnings (deficit) - Beginning of year	(346,308)	48,014
Accumulated (deficit) – End of year	$(1,316,574)	$ (346,308)

See accompanying notes.

STANLEY E. ORDER, M.D., P.C.,
D/B/A CENTER FOR MOLECULAR MEDICINE
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001 (audited)	2000 (unaudited)
Cash flows provided (used) by operating activities:		
Net (loss)	$ (970,266)	$ (394,322)
Adjustments to reconcile net (loss) to net cash (used) by operating activities:		
Allowance for doubtful accounts	89,771	(11,466)
(Increase) decrease in:		
Accounts receivable	(804)	229,324
Prepaid licensing fee	-	72,000
Other current assets	104	(34,309)
Increase (decrease) in:		
Accounts payable and other current liabilities	60,596	27,910
Management/licensing fee payable - ISI	749,960	51,256
Long – term liabilities	(8,360)	8,360
Total adjustments	891,267	343,075
Cash flows (used) by operating activities	(78,999)	(51,247)
Cash flows provided by financing activities:		
Proceeds from working capital advances	212,802	55,169
Payments of working capital advances	(146,431)	-
Cash flows provided by financing activities	66,371	55,169
Net (decrease) increase in cash and equivalents	(12,628)	3,922
Cash and equivalents – Beginning of year	17,628	13,706
Cash and equivalents – End of year	$ 5,000	$ 17,628

	2001	2000
Supplemental disclosures of cash flow information		
Cash paid during the period for:		
Interest	$ 5,893	$ 1,281
Income taxes	$ 280	$ 380

See accompanying notes.

STANLEY E. ORDER, M.D., P.C.,
D/B/A CENTER FOR MOLECULAR MEDICINE
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF BUSINESS

Stanley E. Order, M.D., P.C., doing business as the Center for Molecular Medicine ("the Company"), was incorporated in New York on May 8, 1997. The Company specializes in radiation oncology research and treatment. Radiation oncology is the treatment of tumors through radiation. The Company employs two physicians, Stanley E. Order, M.D., Sc.D, F.A.C.R. and Wayne S. Court, Ph.D., M.D. From the time of its incorporation through December 1, 1997, the Company had no operations. The Company commenced operations in December 1997, when it entered into an exclusive, full service, thirty-year management/licensing agreement with Isotope Solutions Inc. ("ISI") formerly known as Molecular Radiation Management Inc. (Reference is made to the note regarding the management/licensing agreement with ISI).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of financial instruments

Statement of Financial Accounting Standards No. 107 Disclosures about Fair Value of Financial Instruments (FAS 107) requires disclosure of the estimated fair values of financial instruments. Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in a forced liquidation. The carrying amount of the Company's financial instruments, which include cash, accounts receivable, accounts payable, management/licensing fees payable and working capital advances payable, approximates their fair value as of December 31, 2001 and 2000.

Fair value estimates are subjective and are dependent on a number of significant assumptions based on management's judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. In addition, FAS 107 allows a wide range of valuation techniques, therefore, comparisons between entities, however similar, may be difficult.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (Continued)

Concentration of credit risk

The Company maintains a bank account at a high quality bank. At various times during the year, the Company's cash in bank balances may exceed the federally insured limits of $100,000. The Company has not incurred any losses on this account. Management believes it is not exposed to any significant credit risk regarding the bank account.

Concentration of working capital advances – ISI

At times, the Company receives working capital advances to help fund its day to day operations. Working capital advances are borrowed from ISI on an as needed basis and bear interest at an annual rate of 8%. (Reference is made to the note regarding working capital advances). If ISI were unable to lend the Company working capital advances it could have a substantial impact on the Company's ability to fund their day to day operations.

Personnel

Substantially all of the medical functions of the Company are performed by two doctors, Stanley E. Order, M.D. and Wayne S. Court, M.D. If the Company were to lose either of these two doctors it could have a substantial impact on the Company's operations.

Reclassifications

Certain reclassifications have been made to the prior years' financial statements to conform to classifications used in the current period.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash and cash equivalents.

Allowance for doubtful accounts

As of December 31, 2001, the allowance for doubtful accounts totaled $99,384. The Company based the 2001 allowance on a detailed analysis of patients' receivable balances as of December 31, 2001. As of December 31, 2000, the allowance for doubtful accounts totaled $9,613. The Company based the 2000 allowance on five percent (5%) of gross accounts receivable as of December 31, 2000. Management believes that the above are reasonable estimates of doubtful accounts as of December 31, 2001 and 2000.

Income taxes

The Company has available at December 31, 2001, unused net operating loss carryforwards of approximately $1,215,000 that may be applied against future taxable income. This unused operating loss carryforward will expire in the years 2018 through 2021, with the majority of the loss carryforward expiring in the years 2020 and 2021. The Company has not recorded a deferred tax asset since utilization of such a deferred tax asset is dependent on future taxable profits and it is unknown at the present time when future taxable profits will be realized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (Continued)

Income taxes (continued)

The components of the provision for Federal and State income taxes for the year ended December 31, 2001 and 2000, is as follows:

	2001	2000
Federal income taxes	$ -	$ -
State income taxes	280	280
Total	$ 280	$ 280

State income taxes are comprised of minimum New York State income taxes to which the Company is subject.

Revenue recognition

The Company earns fees from evaluating and treating cancer patients. Revenues generated from such services are recognized as such services are provided.

New accounting standards

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 101, "*Revenue Recognition in Financial Statements*" (SAB No. 101). SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. Subsequently, SAB Nos. 101A and 101B were issued delaying the implementation of SAB No. 101 to the fourth quarter of 2000. The SAB required companies to report any changes in revenue recognition as a cumulative change in accounting principles at the time of implementation in accordance with Accounting Principles Board ("APB") Opinion 20, "Accounting Changes". The adoption of SAB 101 did not have a material impact on the Company's financial position or results of operations.

In March 2000, the FASB issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25." FIN 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 became effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on the Company's financial position or results of operations.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "*Business Combinations*" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). SFAS 141 requires all business combinations to be accounted for using the purchase method of accounting and is effective for all business combinations completed after June 30, 2001. SFAS 142 requires goodwill to be tested for impairment under certain circumstances, and written-off when impaired, rather than being amortized as previous standards required. Furthermore, SFAS 142 requires purchased intangible assets to be amortized over their estimated useful lives unless these lives are determined to be indefinite. SFAS 142 is effective for fiscal years beginning after December 15, 2001. SFAS 142 did not have a material impact on the Company's operating results or financial position.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND OTHER MATTERS (Continued)

New accounting standards (continued)

On October 3, 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets*" ("SFAS 144"), that is applicable to financial statements issued for fiscal years beginning after December 15, 2001. The FASB's new rules on asset impairment supercede SFAS 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,*" and portions of Accounting Principles Board Opinion 30, "*Reporting the Results of Operations*". This Standard provides a single accounting model for long-lived assets to be disposed of and significantly changes the criteria that would have to be met to classify an asset as held-for-sale." The adoption of SFAS 144 did not have a material impact on the Company's financial position or results of operations.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

Management/licensing agreement – Isotope Solutions Inc.

On December 1, 1997, the Company entered into an exclusive, full service thirty-year management/licensing agreement with Isotope Solutions Inc. ("ISI"), expiring on November 30, 2027. Pursuant to the agreement, ISI provides the Company with a fully equipped and furnished research laboratory and treatment space and all necessary supplies, including the components of nuclear pharmaceuticals. ISI also provides the Company with all clerical personnel and other non-medical personnel sufficient to manage the Company's practice and research activities. Under the agreement, ISI also licenses to the Company the methods for treating solid tumor cancers covered by ISI patents. In addition, ISI also provides the group with a range of consulting and practice management services, including billing and collection.

Per the agreement, the Company is obligated to continue its research relating to ISI's nuclear pharmaceutical technologies and ISI owns all right, title and interest in and to any and all improvements to the nuclear pharmaceutical technologies that derive from the Company's research.

The management/license agreement provides that the Company will pay license fees on a monthly basis and management fees on a weekly and monthly basis. The weekly management fee covers consulting, billing and collection services and medical supplies. The monthly management fee covers treatment and laboratory space, furnishings and equipment, clerical services and staff and managerial and administrative services. The billing and collection services portion of the weekly management fee is based upon a percentage of the medical group's billings. The consulting and medical supplies portions of the weekly management fee are each equal to ISI's actual costs plus a percentage of such costs as a markup. The weekly fee markup and the monthly license and management fees are set each year in advance by mutual agreement of the parties. Fees under the agreement totaled $754,530 and $794,444 for the years ended December 31, 2001 and 2000, respectively. The fees include $60,000 and $72,000 of license fees for the years ended December 31, 2001 and 2000, respectively.

Pursuant to the agreement, ISI maintains a security interest in all of the Company's accounts receivable.

Either party, due to a non-compliance of terms, may terminate the agreement under the agreement. However, the agreement contains certain non-competition and restrictive covenants against the Company, if the agreement is terminated, regardless of any reason.

NOTE 3 - COMMITMENTS AND CONTINGENCIES (continued):

Management/licensing agreement – Isotope Solutions Inc. (continued)

The agreement also allows ISI to purchase the Company for $100 if it should ever become lawful for ISI to acquire and operate the Company.

The agreement also outlines terms for any working capital advances made to the Company. (Reference is made to the note regarding working capital advances).

Stanley E. Order, M.D. - physician's employment contract

On January 1, 1998, the Company entered into a three year employment agreement, expiring on December 31, 2000, with its sole stockholder and president, Stanley E. Order, M.D. This agreement was amended and modified on January 1, 2000, and again modified effective December 1, 2001, and expires on December 31, 2003.

The original agreement provided for an annual salary of $300,000 to be paid to Dr. Order. Beginning January 1, 2000, the agreement was modified to an annual salary of $180,000 based on a three-day workweek. Dr. Order had been working four days a week through December 31, 1999. Subsequently, beginning December 1, 2001, the agreement was modified to an annual salary of $65,000 based on a one-day workweek. Other compensation that the Company is to provide to Dr. Order, under the agreement, includes various employee benefits. Moreover, per the agreement, the Company is to maintain, for the benefit of Dr. Order, medical malpractice insurance coverage under primary and excess policies with respect to all patients seen on behalf of the practice, with coverage of at least $1 million per event and $3 million in the aggregate. Present coverage is $1 million per event and $3 million in the aggregate.

In exchange for the above compensation package, Dr. Order is to conduct research in the field of oncological radiology and to care for and treat patients of the practice. Dr. Order is to work on a full time basis of three days per week.

The agreement also contains certain covenants for Dr. Order not to compete for a period of one year to be applied after either the expiration or termination of the agreement. In addition, this contract may be terminated by either party, prior to its expiration, for reasonable cause such as the loss of the physician's license by Dr. Order.

NOTE 3 - COMMITMENTS AND CONTINGENCIES (continued):

Wayne S. Court, M.D. - physician's employment contract

On July 15, 1998, the Company entered into a one-year employment agreement, which expired on July 14, 1999, with Wayne S. Court, M.D. This agreement has similar terms to Dr. Order's employment agreement with the Company (reference is made to the note regarding Physician's employment agreement with Dr. Stanley E. Order, M.D.). However, this agreement provides for an annual salary of $250,000 to be paid to Dr. Court. In addition, the agreement provides for an annual bonus of up to $150,000 to be paid to Dr. Court. The bonus is to be determined annually by the Board of Directors. This contract is currently on a month to month basis and has yet to be formally renewed. Furthermore, Dr. Court is to be employed on a full time basis of five days per week. Present malpractice insurance coverage on Dr. Court is $1 million per event and $3 million in the aggregate.

Government Regulations

The Company is subject to significant governmental regulations since in the United States the Food and Drug Administration ("FDA") must approve a pharmaceutical product before it can be sold. Clinical testing and the FDA approval process for a new product usually lasts several years and involves substantial financial and other resources.

NOTE 3 - COMMITMENTS AND CONTINGENCIES (continued):

Legal Matter

On April 30, 2001 Dr. Stanley E. Order received a letter from Associates in Radiation Oncology, P.A. ("AROPA") which claimed that AROPA was entitled to 50% of all royalties or fees obtained by Dr. Order from patent No. 5,538,726. AROPA's claim is apparently based on an agreement between Dr. Order and Cooper Hospital/University Medical Center dated June 5, 1991, pursuant to which Dr. Order became a clinical professor of radiology at the Robert Wood Johnson Medical School and a member of AROPA. Dr. Order left the medical school and ended his relationship with AROPA in December 1997, when he formed Stanley E. Order, M.D., P.C., d/b/a Center for Molecular Medicine. The agreement between Dr. Order and Cooper Hospital/University Medical Center provided that in the event that research was carried out with any corporate entity on a royalty or percentage return basis, Dr. Order would receive 50% of the income, 25% would be remitted to a certain Radiation Research Fund, which is now defunct, and 25% would be remitted to AROPA. The agreement also provided that in the event Dr. Order severed his relationship with AROPA, his percentage payment of any royalty payments or fees would continue.

The agreement did not address the ownership or use of any patents or technology and was silent regarding assignment of any patents or technology. AROPA claims that the fees for obtaining the patent were paid by AROPA with the presumption of return based on future earnings.

Currently, the Company is not aware that any litigation has been commenced in this matter and believes that AROPA's claim is without merit. The Company and Dr. Order believe that they have meritorious defenses to this claim and intend to defend against this claim vigorously. Therefore, the ultimate outcome of this matter cannot presently be determined.

NOTE 4 - WORKING CAPITAL ADVANCES

The Company periodically receives working capital advances from ISI. Such advances bear interest at an annual rate of 8%. Interest incurred on these advances was $5,802 and $169 for the years ended December 31, 2001 and 2000, respectively. Working capital advances payable were $121,540 and $55,169 as of December 31, 2001 and 2000, respectively.

NOTE 5 - RELATED PARTIES

The Vice President of the Company, Shraga David Aranoff, is also the Chief Operating Officer of Isotope Solutions Group, Inc.

NOTE 6 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses beginning in 2000. In addition, at December 31, 2001, current liabilities exceed total assets by $1,316,474. Further, the Company has recently relied on ISI to provide working capital advances in order to fund the Company's day to day operations.

In view of these matters, the Company, without the availability of working capital advances, may be unable to continue as a going concern.

Management believes that the Company will be able to continue to obtain working capital advances on an as needed basis. Furthermore, management believes that they are taking necessary steps to help reverse the above matters.

Corporate Information

Corporate Headquarters

Isotope Solutions Group, Inc.
700 Stewart Avenue
Garden City, New York 11530

Executive Officers

Jack Schwartzberg
President and Chief Executive Officer

Shraga David Aranoff
Vice President, Treasurer and Chief Operating Officer

Board of Directors

Shraga David Aranoff
Vice President, Treasurer and Chief Operating Officer
Isotope Solutions Group, Inc.

Harry Barnett
Manager, Clinical Assistance Programs LLC
and Biomodels LLC

Stanley Barshay
Director
Isotope Solutions Group, Inc.

Jay M. Haft
Counsel
Reed Smith LLP

Jack Schwartzberg
President and Chief Executive Officer
Isotope Solutions Group, Inc.

Corporate Counsel

Davis & Gilbert LLP
1740 Broadway, 3rd floor
New York, New York 10019

Independent Auditors

Lazar, Levine & Felix LLP
350 Fifth Avenue, Suite 6820
New York, NY 10118-0170

Registrar and Transfer Agent

Corporate Stock Transfer
3200 Cherry Creek Drive South, Ste 430
Denver, CO 80209

Stock Listing

Isotope Solutions Group, Inc.'s common stock is traded under the symbol "ISTP" on the OTCBB.

Annual Report

Additional copies of the Isotope Solutions Group, Inc. 10-KSB are available without charge by writing:

Jack Schwartzberg
Isotope Solutions Group, Inc.
700 Stewart Avenue
Garden City, New York 11530

Annual Meeting

The Annual Meeting of Stockholders will be held June 6, 2002 at 10:00 a.m. at:

Davis & Gilbert LLP
1740 Broadway, 3rd floor
New York, New York 10019

Statements about future results made in this annual report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in our Form 10-KSB for year ended December 31, 2001.